SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 31, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A. and
its subsidiaries
Consolidated
Financial Statements
at December 31, 2007 and 2006
and Report of Independent Auditors

Report of Independent Accountants on Limited Reviews

To the Board of Directors and Stockholders
TAM S.A.

1	We have audited the accompanying consolidated balance sheets of TAM S.A. and its subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, of changes in stockholders’ equity and of consolidated changes in financial position for the years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2	We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3	In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2007 and 2006, and the consolidated results of operations, changes in stockholders' equity and consolidated changes in financial position for the years ended December 31, 2007, 2006 and 2005, in accordance with accounting practices adopted in Brazil.

4	Although not required under accounting practices adopted in Brazil, the Company has presented consolidated statements of cash flows. This supplemental information has been subjected to the same auditing procedures described in the second paragraph and, in our opinion, these statements fairly present, in all material respects, the consolidated cash flows in relation to the overall consolidated financial statements.

5	Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.

São Paulo, March 28, 2007.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Carlos Alberto de Sousa
Contador CRC 1RJ 056561/O-0 “S” SP

TAM S.A. and Subsidiaries

Consolidated Balance Sheets
at December 31
In thousands of reais

Assets	Note	2007	2006

			(Note 20 (h))

Current
Cash and banks		134,873	122,458
Short term investments	3	2,472,004	2,330,520
Customer accounts receivable	4	937,928	780,972
Inventories	5	162,471	113,875
Taxes recoverable	6	87,017	67,345
Advances to aircraft manufacturers	7	864,440	221,793
Deferred income tax and social contribution	19	37,950	36,117
Prepaid expenses		151,372	88,138
Aircraft insurance and other		44,515	29,189
Other		137,071	72,765

		5,029,641	3,863,172

Non-current
Long-term assets
Deposits in guarantee	8	161,488	144,444
Deferred income tax and social contribution	19	195,415	109,277
Judicial deposits	16	75,017	55,577
Advances to aircraft manufacturers	7	105,115	130,915
Advances for aircraft maintenance	7	119,633	46,596
Other		53,541	26,346

		710,209	513,155

Permanent assets
Other investments	9	70	70
Property, plant and equipment	10	789,885	791,685
Deferred charges			717
Intangiable		13,156

		803,111	792,472

		1,513,320	1,305,627

Total assets		6,542,961	5,168,799

TAM S.A. and Subsidiaries

Consolidated Balance Sheets
at December 31
In thousands of reais	(continued)

Liabilities and stockholders’ equity	Note	2007	2006

			(Note 20 (h))

Current liabilities
Suppliers		426,856	346,817
Short-term debt, including current portion of long-term debt	11	881,148	221,908
Obligations under finance lease and lease payable	12	72,917	69,108
Debentures	17	32,159	60,588
Interest accrued on senior notes	18	7,076
Return of Fokker 100 fleet	14	11,501	11,813
Salaries and payroll charges		236,708	194,128
Advance ticket sales	15	791,546	759,210
Taxes and tariffs payable		59,051	63,783
Loyalty Program - TAM	27	20,614	19,039
Income tax and social contribution payable		20,079	1,993
Interest on own capital and dividends payable		72.616	137,629
Other		119,709	149,681

		2,751,980	2,035,697

Non-current
Long-term liabilities
Long-term debt	11	219,189	230,864
Obligations under finance lease	12	53,196	92,954
Debentures	17	500,000	508,076
Senior Notes	18	531,390
Return of Fokker 100 fleet	14	41,523	62,806
Deferred income tax and social contribution	19	50,861	56,306
Provision for contingencies	16	844,713	722,761
Other		44,724	2,060

		2,285,596	1,675,827

Deferred income		11,099	11,099

Minority interest		2,629	2,744

Stockholders’ equity
Capital (representing 59,791,955 common shares and 90,793,192 preferred shares at December 31, 2007 (2006 – 59,791,955
common shares and 90,771,386 preferred shares))	20	675,497	675,000
Capital reserve	20	102,855	102,855
Revaluation reserve	20	135,134	147,874
Revenue reserves	20	578.171	517,703

		1,491,657	1,443,432

Total liabilities and stockholders’ equity		6,542,961	5,168,799

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and Subsidiaries

Consolidated Statement of Operations
Years ended December 31
In thousands of reais, except amounts per thousand shares

	Note	2007	2006	2005

Gross operating revenue			(Note 20 (h))	(Note 20 (h))
Air transportation revenues
Domestic	21	4,833,903	5,161,935	4,192,698
International	21	2,129,741	1,537,459	1,033,556
Cargo	21	776,817	486,495	407,146
Other operating revenues	21	733,491	514,202	276,735

		8,473,952	7,700,091	5,910,135
Taxes and deductions		(322,778)	(355,441)	(261,370)

Net operating revenues		8,151,174	7,344,650	5,648,765
Cost of services rendered	22	(5,858,936)	(4,730,669)	(3,796,886)

Gross profit		2,292,238	2,613,981	1,851,879

Operating (expenses) income
Selling	22	(1,449,232)	(1,186,276)	(1,091,701)
General and administrative	22	(553,166)	(410,360)	(324,699)
Executive management fees	22	(27,739)	(20,764)	(22,088)
Other operating expenses, net		(44,841)	(126,199)	(30,806)

		(2,074,978)	(1,743,599)	(1,469,294)

Income (loss) operating before subsidiaries and
financial result		217,260	870,382	382,585
Financial result
Financial expenses	23	(454,757)	(197,878)	(278,553)
Financial income	23	450,192	254,178	100,386

Operating income		212,695	926,682	204,418
Non-operating income (expense), net		(41,710)	11,356	(8,046)

Income before income tax and social contribution and
minority interest		170,985	938,038	196,372
Income tax and social contribution
Current	19	(138,956)	(269,642)	(153,636)
Deferred	19	96,857	(55,636)	78,866

Income before minority interest		128,886	612,760	121,602

Minority interest		10	(1,010)	353

Net income for the year		128,896	611,750	121,955

Shares at the end of the year (in thousands)	20	150,585	150,563	144,059

Net income per thousand shares at the
end of the year (R$)		0.86	4.06	0.85

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and subsidiaries

Statement of Changes in Stockholders’ Equity
In thousands of reais

				Revenue reserves

			Revaluation
	Capital	Capital reserve	reserve	Legal	Retention of profit	Ratained earnings	Total

At December 31, 2004	120,749		137,669			(67,621)	190,797

Prior period adjustment - derivatives						(5,250)	(5,250)

Balance at beginning of the adjustment period	120,749		137,669			(72,871)	185,547

Reversal of deferred income tax			1,163				1,163
Capital increase	33,160						383,942
Premium on subscription of shares		350,782
Reversal of revaluation reserve upon disposal of aircraft engines			(1,405)				(1,405)
Realization of revaluation reserve, net			(3,852)			3,852
Realization, net of tax effects (Note 20 (d ))			27,621				27,621
Net income for before the prior adjustment						187,374	187,374
Prior period adjustment – derivatives (Note 20 (h))						(56,500)	(56,500)
Prior period adjustment - Loyalty Program (Note 20 (h))						(8,919)	(8,919)

Net income for the year						121,955	121,955
Appropriation of net income:
Constitution reserve				5,988	88,212	(94,200)
Dividends proposed (R$ 0.20414391 per share)						(29,405)	(29,405)

At December 31, 2005	153,909	350,782	161,196	5,988	88,212	(70,669)	689,418

Capital increase	34,316						273,164
Premium on subscription of shares		238,848
Technical Interpretation of ibracon pronouncement nº01/06 (Note 20 (i))			(10,194)			15,445	5,251
Capital increase	486,775	(486,775)
Realization of revaluation reserve, net			(4,246)			4,246
Reversal of revaluation reserve upon disposal of aircraft engines/aircrafts			(5,613)				(5,613)
Realization, net of tax effects			6,731				6,731
Net income for before the prior adjustment						555,954	555,954

Prior period adjustment – derivatives (Note 20 (h))						55,796	55,796

Net income for the year						611,750	611,750
Appropriation of net income:
Constitution reserve				27,798	401,659	(429,457)

Interest on own capital (R$ 0.11231965 per share)						(16,911)	(16,911)
Dividends proposed (R$ 0.7993215 per share)						(120,358)	(120,358)

At December 31, 2006	675,000	102,855	147,874	33,786	489,871	(5,954)	1,443,432

Capital increase (Note 20)	497						497
Realization of revaluation reserve, net (Note 20 (d ))			(3,665)			3,665
Reversal of revaluation reserve upon disposal			(8,285)				(8,285)
Revaluation, net of tax effects (Note 10 (b))			(790)				(790)
Net income for the year						128,896	128,896
Appropriation of net income:
Constitution reserve				6,445	83,069	(89,514)
Interest on own capital (R$ 0.24632580 per share)						(37,093)	(37,093)
Complementary dividend (R$ 0.23242664 per share)					(35,000)		(35,000)

At December 31, 2007	675,497	102,855	135,134	40,231	537,940		1,491,657

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and Subsidiaries

Consolidated Statement of Changes in Financial Position
Years ended December 31
In thousands of reais

	Note	2007	2006	2005

			(Note 20 (h))	(Note 20 (h))
Financial resources were generated by

Operations
Net income for the year		128,896	611,750	121,955
Expenses (income) not affecting working capital
Amortization of goodwill		717	717	1,341
Depreciation and amortization		116,128	101,855	85,353
Residual value of long lived assets disposals		48.542	17,512	7,920
Deferred income tax and social contribution		(91,583)	22,381	(40,675)
Provision for contingencies		65,727	68,660	204,588
Indexation charges on long term receivables and
liabilities		(34,555)	(14,811)	(16,745)
Minority interest		(10)	1,010	(353)

Adjusted income (loss) for the year		233,862	809,074	363,384

Stockholders
Capital increase	20	497	34,316	33,160
Premium on subscription of shares			238,848	350,782

		497	273,164	383,942
Third parties

Increase in long-term liabilities		1,175,034	659,376	144,538
Transfer of detained for property, plant and equipment
intended for sale		83,951
Transfer from long-term to current assets		25,621	32,775	19,431

		1,284,606	692,151	163,969

Total funds generated		1,518,965	1,774,389	911,295

TAM S.A. and Subsidiaries

Consolidated Statement of Changes in Financial Position
Years ended December 31
In thousands of reais	(continued)

	Note	2007	2006	2005

			(Note 20 (h))	(Note 20 (h))
Financial resources were used for
Increase in long-term assets		187,784	232,580	15,768
Property, plant and equipment		251,955	136,136	109,543
Intangible		13,156
Transfer from long-term to current liabilities		543,791	168,281	95,219
Interest on own capital and dividends payable	20	72,093	137,269	29,405

Total funds used		1,068,779	674,266	249,935

Increase (decrease) in working capital		450,186	1,100,123	661,360

Changes in working capital

Current assets
At end year		5,029,641	3,863,172	2,204,576
At beginning of year		3,863,172	2,204,576	1,143,990

		1,166,469	1,658,596	1,060,586

Current liabilities
At end year		2,751,980	2,035,697	1,477,224
At beginning of year		2,035,697	1,477,224	1,077,998

		716,283	558,473	399,226

Increase (decrease) in working capital		450,186	1,100,123	661,360

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and Subsidiaries

Consolidated Statement of Cash Flow
Years ended December 31
In thousands of reais

	2007	2006	2005

		(Note 20 (h))	(Note 20 (h))

Cash flows from operating activities

Net income for the year	128,896	611,750	121,955

Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	116,128	101,855	85,353
Deferred income tax and social contribution	(96,857)	55,636	(78,866)
Provision for contingencies	65,727	68,660	204,588
Amortization of goodwill	717	717	1,341
Loss on disposal of long lived assets	48,542	17,512	7,920
Indexation charges and exchange variations, net	186,138	33,514	14,920
Other provisions	69,616	8,878	(4,243)
Minority interest	(10)	1,010	(353)

(Increase) decrease in assets
Customers accounts receivable	(184,347)	(30,045)	(205,586)
Inventories	(90,822)	(7,738)	(10,470)
Taxes recoverable	(19,672)	(24,310)	(16,192)
Prepaid expenses	(63,234)	2,686	(37,381)
Deposits in guarantee	(44,372)	(31,861)	(9,991)
Judicial deposits	(19,440)	270	(8,172)
Deferred income tax and social contribution	3,441	23,593	42,311
Advances to aircraft manufacturers	(49,479)	(247,879)	(71,910)
Advances for aircraft maintenance	(92,667)	(46,596)
Other	(111,116)	(65,566)	(4,617)

Increase (decrease) in liabilities
Suppliers	80,039	64,769	17,832
Financial and operating lease	(17,812)	(28,752)	(46,117)
Salaries and payroll charges	42,580	60,080	12,944
Advance from ticket sales	32,336	201,563	190,312
Taxes and tariffs payable	(4,732)	28,627	(14,189)
Income tax and social contribution payable	18,086	(25,080)	24,001
Other	13,955	(51,123)	114,009

Net cash provided by (used in) operating activities	11,641	722,170	329,399

TAM S.A. and Subsidiaries

Consolidated Statement of Cash Flow
Years ended December 31
In thousands of reais	(continued)

	2007	2006	2005

		(Note 20 (h))	(Note 20 (h))
Cash flows from investing activities

Acquisition of property, plant and equipment	(251,955)	(136,136)	(109,543)
Transfer of detained for property, plant and equipment intended for
sale	83,951
Intangible	(13,156)

Net cash provided by (used in) investing activities	(181,160)	(136,136)	(109,543)

Cash flows from financing activities

Capital increase	497	273,164	383,942
Dividends paid	(137,629)	(29,045)
Short and long-term debt:
Issuance	638,105	1,248,331	626,819
Repayments (interest included)	(639,763)	(1,088,626)	(516,976)
Operating lease
Issuance			23,144
Repayments (interest included)	(25,632)	(15,310)	(12,758)
Debentures
Issuance		508,486
Repayments (interest included)	(99,443)	(25,508)	(25,436)
Senior notes
Issuance	607,080
Repayments (interest included	(19,797)

Net cash provided by (used in) financing activities	323,418	871,492	478,735

Increase in cash and banks and financial investments	153,899	1,457,526	698,591

Cash and banks and short term investments at the end of year	2,606,877	2,452,978	995,452
Cash and banks and short term investments at the beginning of year	2,452,978	995,452	296,861

Change in cash and banks and financial investments	153,899	1,457,526	698,591

Supplemental disclosure of cash flow information:
Interest paid	147,189	21,943	15,797
Income taxes paid	65,528	70,629	42,873

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise indicated

1 Operations

TAM S.A. ("TAM'' or "Company'') was incorporated in 1997, to invest in companies which carry out air transportation activities. The Company's principal subsidiary, TAM Linhas Aéreas S.A. ("TLA''), operates in the transportation of passengers and cargo within Brazil and on international routes. In September, 2003, the Company acquired Transportes Aéreos del Mercosur S.A. ("Mercosur''), an airline headquartered in Asunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia.

In April 2007, two wholly-owned finance subsidiaries of TLA were constituted, namely TAM Capital Inc. (“TAM Capital”) and TAM Financial Services 1 Limited (“TAM Financial 1”), and in October, 2007 TAM Financial Services 2 Limited (“TAM Financial 2”) was constituted, both headquartered in the Cayman Islands, whose main activities are involved aircraft acquisition and financing. Debt issued by these wholly-owned companies is wholly and unconditionally guarantee by TAM.

The Company also controls TP Participações Ltda. (“TP Participações”), whose corporate purpose is holding ownership interest in other companies.

TLA consolidates the Fidelidade Viagens e Turismo Ltda. (“Fidelidade”), whose corporate purpose is the exclusive development of the activities of a travel and tourism agency, under the name TAM Viagens.

2 Presentation of the Financial Statements

The present financial statements were approved by the Company’s Board of Directors on March 28, 2008.

The individual and consolidated financial statements were prepared in accordance to the accounting policies adopted in Brazil, pursuant to the Corporate Law and to the rules set forth by the Brazilian Securities Commission (“CVM”).

In the preparation of the financial statements, it is necessary to make estimates to account for certain assets, liabilities and other transactions. The Company's financial statements include, therefore, estimates related to the selection of the useful lives of property, plant and equipment, necessary allowances for contingent liabilities, establishment of allowances for income tax and other similar ones. The actual results may differ from these estimates. The Company and its subsidiaries review the estimates and premises at least once a year.

In order to provide additional information, the Company is presenting here a cash flow statement (“DFC”) prepared in accordance with the International Accounting Standard (NPC) 20/99 from the Brazilian Institute of Independent Auditors – (“Ibracon”).

The Company also utilizes the chart of accounts issued by the Civil Aviation National Agency (Agência Nacional de Aviação Civil, or "ANAC'').

As a result of a change in accounting practice for the recognition of derivative financial instruments at fair market value, as mentioned in Note 20 (h), the financial statements for the year ended December 31, 2006 have been restated, in accordance with NPC 122, approved by CVM Resolution 506/06. The impacts from this change in accounting practice are described in Note 20 (h).

The main accounting practices adopted in the preparation of these consolidated and individual financial statements are set out below:

(a) Determination of results of operations

Results of operations are determined on the accrual basis of accounting. Revenue is recognized as follows:

i. air transportation revenues (passengers and cargo) is recognized when transportation services are rendered;

ii. tickets sold but not yet used related to advance ticket sales are recorded as current liabilities;

iii. revenue for unused tickets is recognized on the ticket expiration date, which is one year after the issuance date of the ticket; and

iv. other operating revenues represented by fees arising from alterations to flight reservations, sub-lease of aircraft and other services are recognized when the service is provided. Other operating revenues also includes revenue from partnerships with the Fidelity program for frequent flyers ("TAM Loyalty Program'') which is recognized when the points are issued to participants.

Interest income is recognized on a pro rata basis, taking into account the principal outstanding and rates in effect up to maturity or closing of financial statements.

(b) Foreign currency

Foreign currency items included in the financial statements are basically measured by using the currently that best reflects the relevance and business substance of the underlying events and circumstances (“measurement currency”). In the Company financial statements, foreign currency items are stated in (R$), which is the Company measurement currency.

Foreign currency transactions are translated from measurement currencies at the exchange rates ruling on the transaction dates. Assets and liabilities balances are translated at the exchange rate on the balance sheet dates. Exchange gains and losses on the settlement of such transactions and the translation of monetary assets and liabilities denominated in foreign currencies are taken to income.

(c) Current and long-term assets

Cash and banks are stated at cost. Financial investments comprise short-term, highly liquid investments, stated at cost plus accrued earnings up to the balance sheet date.

Trade accounts receivable are shown at the original sale amount, less provision for doubtful accounts. Management records such provisions at amounts considered sufficient to face any losses on the realization of credits.

Inventories, consisting mainly of parts and materials to be used in maintenance and repair services, are stated at the average acquisition cost, which is lower than the replacement cost and net of provisions for the depreciation of obsolete items.

Other current and non-current assets are presented at their net realizable values.

(d) Permanent assets

• Investments

Goodwill arising from the acquisition of TLA is based mainly on the acquired company’s expected future profitability, and was amortized over up to ten years, as of the date on which the benefits started to be generated. This goodwill was entirely up to December 31, 2007 in the consolidated financial statement for December 31,2006 the balance was reclassified as "deferred assets".

Negative goodwill resulting from the acquisition of Mercosur is attributed to several economic reasons (art. 21, line of the CVM Instruction 1/78) and will therefore be amortized upon the eventual divestiture or extinction of the investments, in accordance with art. 14, paragraph 4, of CVM Instruction 247/96. Also as required by this Instruction, in the consolidated financial information, this amount is classified as “deferred income”.

• Property, plant and equipment

Property, plant and equipment is stated at acquisition, formation or construction cost, plus revaluation carried out by subsidiaries for certain account groups, based on independent appraisers’ reports.

Increases in book value arising from the revaluation of subsidiaries assets are credited to the revaluation reserve, in stockholders’ equity. Every year, the amount of depreciation based on the asset revalued book value (depreciation is taken to income) in excess of depreciation based on the asset original cost is transferred from the revaluation reserve to retained earnings.

Depreciation is calculated on the straight-line basis to bring down the cost of revalued value of individual assets to their net values, at the rates mentioned in Note 11. Land is not depreciated.

When the book value of an asset is higher than is estimated recoverable value, it is promptly decreased to recoverable value.

Gains and losses on disposals are determined by comparing the sale amounts and the book values and are recorded in non-operating results. When revalued assets are sold, the amounts included in the revaluation reserve are transferred to retained earnings.

Maintenance expenditures of motors are capitalized and depreciated by the date scheduled for the next maintenance.

• Deferred charges

Deferred assets is accounted for at acquisition and formation cost, met from amortization, which is calculated on a straight-line basis at rates which take into account the service life of these assets. Deferred assets are recorded when there is an increase in economic benefits relating to this asset.

• Intangible assets

Expenses related to development or maintenance of software are recognized as expenses as they are incurred. Expenses directly related to identifiable and unique software, controlled by the Company and which will probably generate economic benefits greater than their costs for over one year, are recognized as intangible assets. Direct expenses refer to costs with software development companies, and the adequate portion of the correlated general expenses.

Expenses with improvement or expansion of software performance beyond original specifications are added to the software original cost. Expenses with development of software recognized as assets are amortized using the straight-line method throughout their useful lives, in terms no longer than 3 years.

• Impairment of permanent assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets, are reviewed for impairment wheneter events or changing circumstances suggest that their book value may not be recoverable. Impairment losses are recognized as the excess of the asset book value over its recoverable value, which is the higher of the selling price and value in use. For impairment determination purposes, assets are grouped at the lowest level for which cash flows can be separately identified.

(e) Provisions

Provisions are recognized when the Company has a legal or constituted obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

(f) Advances from ticket sales

Advances from ticket sales represent the liabilities connected with tickets sold and not yet used in the last 12 months. Such amounts are recognized as income when the service is actually rendered or when the tickets expire.

(g) Benefits to employees

TLA sponsored three private pension plans, offering defined benefits and defined contributions. On November 21, 2006, the Supplementary Pension Secretary (“SPC”) approved the migration of these plans participants to a new plan of the free benefits type (“PGBL”). The Company makes contributions to this plan on a contractual or voluntary basis and is not required to make additional payments. The actuarial assets relating to employees who remained in the defined benefit plan were transferred to a third party financial institution, as described in Note 24 (a).

A liability is recognized as employees’ profit sharing whenever certain performance targets are accomplished (Note 24 (b))

(h) Income tax and social contribution

Income tax and social contribution, for the current period and deferred, are calculated based on 15% rates, plus an additional 10% on taxable income exceeding R$240 for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax losses and social contribution negative basis, limited to 30% of actual income.

Deferred outstanding taxes resulting from tax loss, social contribution negative basis, and temporary differences were constituted in conformity with CVM Rule no. 371 as of June 27, 2002, and consider the profitability history and the expected future taxable income generation grounded in a technical feasibility study.

(i) Leases agreements

i Financial leases: when a lease contract for an asset related to the Company’s operations contains a bargain purchase option, the original cost of the leased asset is recorded as “Property, plant & equipment” in consideration of “Leases payable”, recorded in current and long-term liabilities.

ii Simple operating leases: refer to leases without a bargain purchase option clause. Liabilities and the respective expenses of this type of lease are recorded when incurred, as “Cost of services rendered”.

(j) Loans

Loans obtained are first recorded upon receipt of funds, net of transaction costs. Subsequently, they are stated at amortized cost, that is, including charges and interest on a pro rata basis, net of repayment made.

Non-convertible debentures and senior bonus are recorded similarly to loans.

(k) TAM Loyalty Program

The Company sponsors a program (TAM Loyalty Program) to award frequent flyers, whereby points are accumulated when flying TAM or partner airline companies, or when making purchases using the TAM Loyalty Program credit card, or using the services and products of commercial partners.

On December 31, 2007 and 2006, TLA's customers had earned points which had not been utilized.

Revenues resulting from the TAM Loyalty Program partnerships, from credit cards, hotels, rental car and others are recorded when the points are issued to participants. The other revenues from the Loyalty Program resulting from partnerships are recorded when they are received.

(l) Current and long-term liabilities

Current and long-term liabilities are stated at the known or estimated amounts, including, when applicable, accrued indexation charges and exchange rate variations.

(m) Interest on own capital

Interest on own capital which has been paid or provided is accounted for as financial expense. For financial statement presentation purposes, this interest is reclassified to retaineid earnings (accumulated deficit).

(n) Financial instruments

TLA contracts operations involving financial instruments with the objective of mitigating exposure to interest rate risk, exchange rate risk and fuel price variations. These risks are managed by defining operational strategies and establishing control systems.

During 2007, the Company changed its accounting method and started to recognize these operations at their fair market value. Although the previous practice was acceptable under Brazilian GAAP, the fair market value is more widely used in the industry and represents the current trend in the harmonization process with international accounting practices. For comparison purposes, the financial statements referring to the year ended December 31, 2006 have been adjusted. (Note 20 (h)).

(o) Capital

Common and non-redeemable preferred shares are classified in stockholders’ equity.

(p) Capital and earnings reserves

Capital reserves include donations of assets and monies, including premium on the issuance of shares.

The legal reserve corresponds to 5% of net income for the year, up to the limit of 20% of capital stock, as established by Law 6404/76.

The balance of revenue reserve refers to the retention of the remaining balance of retained earnings to meet the requirements of business growth set out in the investment plan, in accordance with the budget capital proposed by the Company management, subject to the approval of a Stockholders’ Meeting, pursuant to article 196 of the Brazilian Corporate Law.

(q) Dividends

The Company by-laws establish that all stockholders are entitled at theto a minimum dividend of 25% of net income for each year, calculated in accordance with the Brazilian corporate law.

(r) Consolidated Financial Statements

The consolidated financial statements include the financial information of TAM and its direct and indirect subsidiaries, as listed below:

			Economic ownership (%)

	Date of consolidated Financial Statements	2007	2006	2005

TLA	December 31, 2007	100.00	100.00	100.00
Fidelidade (*)	December 31, 2007	99.99	99.99	99.99
TAM Capital (*)	December 31, 2007	100.00
TAM Financial 1 (*)	December 31, 2007	100.00
TAM Financial 2 (*)	December 31, 2007	100.00
MERCOSUR	November 30, 2007	94.98	94.98	94.98
TP Participações	December 31, 2007	99.99	99.99	99.99

The same accounting practices were applied for all consolidated companies, consistently with those applied in the preceeding year.

(*) The financial statements of the TLA, which were taken as a basis for consolidatien, consider the sales of its consolidated subsidiaries Fidelidade, TAM Capital, TAM Financial 1 and TAM Financial 2.

Description of main consolidation procedures

Among the main consolidation procedures it is important to mention that:

i. The company consolidated its exclusive investment funds in its financial statements, as required by CVM instruction 408/2004 and the income from these funds was recognized in the “Financial income” item as set out in Note 3; and

ii. The stockholders’ equity of the companies headquartered abroad (Mercosur, TAM Capital, TAM Financial 1 and TAM Financial 2) ware translated into reais at the exchange rate in effect on the Financial Statements’ date, pursuant to Pronouncement XXV of Ibracon, as approved by the CVM Deliberation 28/86.

3 Financial investments

	2007	2006

Denominated in local currency
Investment funds (cash and cash equivalents)	219,138	177,049
Investment funds (trading)	1,352,455	2,054,368
Bank deposit certificates (cash and cash equivalents)		2,962
Bank deposit certificates (trading)	80,205
Others (trading)	83,071	84,846

	1,734,869	2,319,225

Denominated in foreign currency
Bank deposit certificates and overnight	723,913
Investment funds (trading)	13,222	11,295

	737,135	11,295

	2,472,004	2,330,520

Investment funds principally include shares in money market funds, federal government securities, bank deposit certificates, debentures and may include derivatives related to such securities.

4 Customers accounts receivable

(a) Composition of balances

			2007	2006

	Domestic	International	Total	Total

Credit cards	529,204	45,835	575,039	437,627
Travel agencies	186,154	53,593	239,747	218,746
Account holders	34,568	1,993	36,561	25,917
Other airlines	1,674	190	1,864	29,799
Cargo agencies	5,658	45,288	50,946	20,583
Prepaid checks	14,968		14,968	13,412
Others	69,043		69,043	73,275

Total	841,269	146,899	988,168	819,359

Allowance for doubtful accounts	(40,705)	(9,535)	(50,240)	(38,387)

Total	800,564	137,364	937,928	780,972

(b) Change in the allowance for doubtful accounts

	2007	2006	2005

Balance at the beginning of the year	38,387	48,029	30,400

Increases (recorded as “sales expenses”)	12,399	20,955	22,295
Recoveries	(546)	(30,597)	(4,666)

Balance at the end of the year	50,240	38,387	48,029

5 Inventories

(a) Composition of balances

	2007	2006

Spare parts and material for repairs and maintenance	210,432	114,194
Other inventories	5,219	10,635

Total	215,651	124,829

Provision for loss on realization	(53,180)	(10,954)

Total	162,471	113,875

Due to the decision to plan out the F100 fleet, both inventory and spare parts related to this aircraft type were adjusted to reflect the best estimated value of realization. The write off has been recorded to “other operating income (expenses)”. The value of R$ 42,226 was recorded as “non-operating result”.

The “Other inventories” is mainly composed of uniforms, stationary and catering items.

(b) Change in provision for loss on realization of inventory

	2007	2006	2005

Balance at beginning of the year	10,954	12,527	12,520

Additions	42,226	548	3,394
Reversal		(2,121)	(3,387)

Balance at end of the year	53,180	10,954	12,527

6 Taxes recoverable

	2007	2006

Tax income and social contribution	13,295	1,601
Contribution to Social Integration Program (“PIS”) and
Contribution to Social Security Financing (“COFINS”)	29,282	29,518
Tax on Sale of Goods and Services (“ICMS”)	13,364	15,302
Withholding income tax	17,131	7,721
Other	13,945	13,203

	87,017	67,345

“Others” relate to prepaid foreign taxes which are recoverable.

7 Advances to aircraft manufacturers and for aircraft maintenance

At December 31,2007, as part of the Company’s long term fleet plan, advances made to aircraft manufactures in the amount of R$ 969,555 (2006 – R$ 352,708), equivalent to US$ 547,369 thousand (2006 – US$ 164,971 thousand). Of this total, R$ 864,440 (2006 – R$ 221,793) relates to aircrafts with delivery scheduled for the next year.

The amounts disbursed are kept as advances, since TLA is guaranteed reimbursement of these amounts at the time of the aircraft delivery.

At December 31,2007, in order to cover for repair to structure, engines or landing gears of the aircraft, contractual advances for aircraft maintenance were made in the amount of R$ 119,633 (2006 - R$ 46.596), equivalent to US$ 67,540 thousand (2006 – US$ 21,794 thousand)..

The amounts disbursed are kept as advances, since TLA is guaranteed reimbursement based on the compared at the completed maintenance.

8 Deposits in guarantee

Deposits and collaterals in guarantee relating to the lease of aircraft and engines serve mainly to guarantee payments of operating lease installments. Such deposits and collaterals are denominated in U.S. dollars, and accrue interest based on the London Interbank Offered Rate ("LIBOR'') plus a spread of 1% per annum (p.a.). The terms for redemption are defined in the lease contracts. At December 31, 2007 the balance of deposits was made R$ 161,488 (2006 – R$ 144,444).

9 Related-party transactions

TLA recorded expenses from Táxi Aéreo Marília S.A. ("Marília"), a company under common control, R$ 820 (2006 – R$ 1,244), for the year ended December 31, 2007 recorded as “cost of services rendered”, relating to services provided, such as the use of its importations area, human resource and aircraft insurance.

TLA and TAM Marília agreed to share the utilization of the hangar located by the Congonhas airport, for a year of 10 years. TLA paid to TAM Marília R$ 15,500 and may use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the old cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic premium obtained by such a location in TLA cargo activities.

The Company and its subsidiaries signed a contract on March, 2005 with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract establishes a monthly fee, adjusted annually by IGPM, which totaled to R$ 14,331 for the year ended December 31, 2007 (2006 – R$ 14,051) recorded as “Administrative expenses”.

10 Property, plant and equipment

(a) Composition of balances

	Flight equipment	Land and buildings	Computers and Software	Machinery and equipment	Lease-hold improvements	Construction in progress
							Others	Total

2006
Cost	760,107	219,930	98,158	64,303	10,565	43,406	73,352	1,269,821
Accumulated depreciation	(341,412)	(12,463)	(42,636)	(31,254)	(4,576)		(45,795)	(478,136)

Residual value	418,695	207,467	55,522	33,049	5,989	43,406	27,557	791,685

Balance at December 31, 2006	418,695	207,467	55,522	33,049	5,989	43,406	27,557	791,685
Acquisitions	147,998		37,028	14,998	23,911	16,322	11,698	251,955
Transfers	(83,951)							(83,951)
Disposals/Write-off	(27,072)	(13,816)	(2,617)	(3,225)	(796)	(78)	(938)	(48,542)
Reversal of revaluation
reserve	(5,134)							(5,134)
Depreciation	(76,585)	(4,876)	(20,827)	(6,535)	(2,117)		(5,188)	(116,128)

Balance at December 31, 2007	373,951	188,775	69,106	38,287	26,987	59,650	33,129	789,885

2007
Cost	779,966	201,770	131,909	75,753	33,680	59,650	83,144	1,365,872
Accumulated depreciation	(406,015)	(12,995)	(62,803)	(37,466)	(6,693)		(50,015)	(575,987)

Residual value	373,951	188,775	69,106	38,287	26,987	59,650	33,129	789,885

Average annual depreciation
rates - %	5.29	2.39	20.00	10.00	10.00		14.86

“Flight equipment” includes engines and spare parts. “Other” is mainly composed of improvements carried out on the runway at the São Carlos Technology Center.

On August 1, 2007, the Board of Directors approved a donation of the land previously utilized by the Cargo Terminal – TAM Express to the municipality of São Paulo. The Company has already been granted the release of the property by the financial institution which had it as a guarantee for loan, and is currently awaiting the legal formalities in order to complete the donation process. The residual value of the land amounted to R$ 1,886 and has been written off under “Non-operating income (expenses)”.

Buildings and other assets damaged in the accident had insurance coverage. The Company has written off such assets and has recorded a receivable from the insurers for the same amount.

“Construction in progress” is mainly composed of improvements carried out at the São Carlos Technology Center, which assembles parts required for aircraft remodeling.

The liens (Note 11) on property, plant and equipment amounted to R$ 110,499 (2006 – R 110,499).

(b) Revaluation (Note 20 (d))

In 2006, TLA recorded a revaluation of aircraft engines and properties, that resulted in an increase in stockholders’ equity of R$ 9,541 (R$ 7,332 net of the provision for income tax and social contribution, pursuant to the CVM Deliberation 273/98). The revaluation was based on the then fair market value of the assets. When applicable, new estimates of useful lives of these items are determined.

In compliance with the practices adopted by the Company, on November 30, 2007 Mercosur evaluated its aircraft engines and property, based on evaluation reports prepared by independent experts. This evaluation resulted in a decrease in the Company’s stockholders’ equity of R$ 790 (2006 – R$ 601). The evaluation was based on the current fair market value of the assets.

As required by CVM Deliberation 183/95, upon realization of the revaluation reserve R$ 3,665 was appropriated to the “Retained earnings” item in the year ended December 31, 2007 (2006 – R$ 4,246 and 2005 – R$ 3,852).

11 Short and long-term debt

			Payment terms and
Local currency	Guarantees	Interest rates (weighted average)	year of last payment	2007	2006

Leasing of IT equipment	Promissory note of R$ 30,674	Fixed interests of 7.9% p.a. to 18.4% p.a. (14.6% p.a.)	Monthly until 2010	10,556	7,534
Leasing of IT equipment	Promissory note of R$ 20,932	CDI + Spread 0.8% p.a. to 4.0% p.a. (3.5% p.a.)	Monthly until 2010	21,934	32,269
FINEM – Sub credit A	Liens over assets and accounts receivable	TJLP + 4.5% p.a. (4.5% p.a.)	Monthly until 2011	58,040	72,979
FINEM – Sub credit B	Liens over assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a. (3.0% p.a.)	Monthly until 2012	8,149	11,762
Compror	No guarantee	100.0% p.a. to 101.5% p.a. of the CDI (101.1% p.a. CDI)	Quarterly until 2008	223,573	129,952
Others	Liens good and promissory note of R$7,446	TJLP + 3.0% p.a. to 4.0% p.a. Spread (3.3% p.a.)	Monthly until 2012	7,561	6,006

Total in local currency				329,813	260,502

Foreign currency

FINIMP	Promissory note USD 21,762 thousand	Exchange Variation + 5.3% p.a. to 6.7% p.a. (6.5% p.a.)	Annual until 2009	84,883	134,113
International Finance Corporation -IFC	Deposits in guarantee US$ 2,500 thousand	Semi-annual LIBOR + 1.6% p.a. to 3.0% p.a. Spread (2.2% p.a.)	Half-yearly until 2012	51,414	42,083
Leasing renegotiation	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	11,137	14,014
Financing - Machinery and equipment	Deposits in guarantee	1 month LIBOR + 5.0% p.a.	Monthly until 2008	738	1,308
Financing – Advanced to aircraft
manufactures	Unconditional guarantee	Monthly LIBOR + 0.6% p.a. (0.6% p.a.)	Six-monthly until 2011	621,734
Others	Promissory notes USD 2,252 thousand	6 month LIBOR + 2.5% p.a.	Six-monthly until 2007	618	752

				770,524	192,270

				1,100,337	452,772

Current				(881,148)	(221,908)

Non-current				219,189	230,864

FINIMP – Import Financing, FINEM – Government Agency for Machinery and Equipment Financing. TJLP – Long-term Interest Rate and CDI – Interbank Deposit Certificate.

Long-term amounts mature as follows:

Year	2007	2006

2008		79,092
2009	126,990	90,437
2010	60,097	24,548
2011	23,015	22,818
2012	2,487	3,997
After 2012	6,600	9,972

	219,189	230,864

On May 21, 2007, TAM entered into a loan agreement with Calyon Bank and other banks to finance up to US$ 330,9 million at pre-delivery payment operations (pre-delivery payment – PDP) made to Boeing for the delivery our 4 Boeing 777–300ER with firm purchase orders and delivery scheduled for 2008. At December 31, 2007, the balance of this loan is R$ 516,725.

On December 28, 2007, the outstanding loan totaled R$ 105,009, TAM entered into a loan agreement with bank BNP Paribas to finance up to US$117,1 million at pre-delivery payments for 30 Airbus aircrafts contracted with the manufacturer with firm purchase orders and deliveries scheduled between 2008 to 2010.

The Company is subject to certain obligations under loan agreements, such as compliance with certain financial indices, limits to issue financial debt, and priority in the repayment of loans. At December 31, 2007, the Company complied with all such covenants.

12 Leases Payable

		Monthly
		payments
		with final
	Rates (Weighted average)	due date	2007	2006

Foreign currency
denominated

Airbus A319/A320 engines	6-Month LIBOR + 1.5% p.a (6.4% p.a.)	2015	29,536	46,166
	1-Month LIBOR + 1.5% p.a (6.4%p.a)	2017	8,088
Airbus A330 engines and
spare parts	1-Month LIBOR + 1.5% p.a (6.1%p.a.)	2010	3,785	5,939

Refinancing of operational
lease installments:	1-Month LIBOR + 1.6% p.a to 1.75% p.a (8.1% p.a.)	2021	17,813	24,365
	6-Month LIBOR + 0.7% p.a to 6.7% p.a (7.6% p.a.)	2020	42,397	73,465
	3-Month LIBOR + 0.03% p.a to 1.8% p.a (6.5%p.a.)	2022	19,342	8,247
	Fixed interest of 1.1% p.a.	2011	5,152	3,880

			126,113	162,062

Current			(72,917)	(69,108)

Non-current			53,196	92,954

The lease obligations above are secured by letters of guarantee issued by the Company and deposits in guarantee.

Long-term maturities are as follows:

Year	2007	2006

2008		27,814
2009	23,023	27,765
2010	7,755	13,691
2011	5,754	8,631
2012	5,151	5,845
2013	4,162	9,208
After 2013	7,351

	53,196	92,954

13 Commitments

(a) Operating leases

TLA has liabilities arising under transactions contracted and aircraft leases of the simple operating type.. The amounts corresponding to these lease commitments are not reflected in the balance sheet because the agreements do not include purchase options for the aircraft subject to the lease agreements by TLA or any related subsidiary. Leased aircrafts include: 10 Fokkers-100, 15 Airbus A319, 70 Airbus A320, 3 Airbus A321, 12 Airbus A330, 2 Airbus A340 and 3MD-11 (2006 - 21 Fokkers-100, 14 Airbus A319, 50 Airbus A320 and 10 Airbus A330). These agreements have an average term of 102 months and are denominated in U.S. dollars plus LIBOR The leasing expense was recognized in the consolidated statement of income in the item “Costs of services rendered”, R$ 853,737 for the year ended December 31, 2007 (2006 – R$ 704,523), equivalent to US$ 481,983 thousand (2006 – US$ 323,606 thousand).

For most of the operations the Company offered letters of guarantee issued by the Company or deposits in guarantees.

In addition, to meet the payment conditions established by contract, the Company offered promissory notes guaranteed by TAM totaling US$ 49,222 thousand at December 31, 2007 (2006 – US$ 60,943 thousand).

Future disbursements due by year are as follows:

		Monthly	Thousands of US
		payments with	Dollars

		final due
	Rates (weighted average)	payment in	2007	2006

Airbus A319	1-Month LIBOR + 1.6% p.a(6.3% p.a.)	2014	133,450	115,713
	3-Month LIBOR + 1.6% p.a(5.5% p.a.)	2013	31,093	15,279
	6-Month LIBOR +1.5% p.a to 1.7% p.a(6.2% p.a.)	2020	255,851	177,065

Airbus A320	Fixed interest to 4.0% p.a.	2015	227,093	65,708
	1-Month LIBOR + 1.6% p.a to 1.7% p.a(6.6% p.a.)	2021	314,828	124,924
	3-Month LIBOR + 0.03% p.a to 2.8% p.a(6.4% p.a.)	2021	858,263	419,584
	6-Month LIBOR + 0.7% p.a to 3.5% p.a(5.7% p.a.)	2020	743,411	505,146

Airbus A321	3-Month LIBOR + 0.03% p.a(5.3% p.a.)	2020	188,595

Airbus A330	Fixed interest of 4.6% p.a. to 5.6% p.a. (5.2% p.a.)	2020	548,894	231,110
	6-Month LIBOR (6.8% p.a.)	2017	654,544	443,196

Airbus A340	Fixed payment US$ 850 thousand	2020	198,900

Fokker 100	Fixed interest 1.1% p.a. to 2.0% p.a. (1.6% p.a.)	2010	4,645	73,934
	6-Month LIBOR (5.4% p.a.)	2008	3,437	6,961

Boeing MD 11	Fixed payment US$ 399 thousand	2008	10,773

Airbus engines	Fixed interest 0.9% p.a. to 1.0% p.a. (1.0% p.a.)	2010	12,521	7,143
	6 Month LIBOR (5.17% p.a.)	2014	11,784	8,359

			4,198,082	2,194,122

Long term finance leases and operating lease obligations mature as follows:

	Thousands of US Dollars

Year	2007	2006

2007		332,949
2008	705,477	307,169
2009	629,319	276,941
2010	600,525	264,053
2011	182,203	247,434
2012	521,481	231,711
After 2012	1,559,077	533,865

	4,198,082	2,194,122

(b) Commitments for future aircraft leases

i. Airbus:

In 1998, TLA signed an agreement to purchase Airbus aircraft. This contract represents commitment to purchase 2 A320 aircraft to be delivered through 2008.

In 2005, the Company executed an amendment to the contract with Airbus for the firm order of 20 Airbus A320, 16 of which to be delivered by 2010, with an option for 20 more of the same aircraft family (including A319, A320 and A321).

In 2006 the Company finalized the contract to lease a further 37 Airbus aircraft (31 aircraft norrow body family A320 and 6 A330) for delivery by 2010.

On June 28, 2007, the Company also executed a Memorandum of Understanding signaling its intention to purchase 22 Airbus A350XWB models 800 and 900, with 10 more options will be delivered between 2013 and 2018.

Additionally, the Company confirmed the exercise of four options for Airbus A330, two of which will be delivered in 2010, and the other two will be delivered in 2011, is related to the agreement signed at the end of 2006.

In 2007, TLA executed a 6-year operational leasing agreement with Air Canada for 2 Airbus A340 500, which were delivered in the last quarter.

ii. Boeing

In 2006, the Company contracted the purchase of 4 Boeing 777-300 ER with 4 more options for the same aircraft, which were exercised in 2007. The Company now has eight firm orders contracted with Boeing for that type of aircraft, for delivery starting in 2008.

The Company and Boeing also executed a short-term leasing agreement for 3 aircraft MD-11, which will serve as a bridge loan until the delivery of the 4 Boeing 777-300 ER in 2008.

14 Return of the Fokker 100 fleet

As a result of the agreement to return of the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 lease agreements then outstanding, of which ten were finance leases and nine were operating leases. These aircraft, as from the date of the renegotiated lease contracts up to their return, are under operating leases.

TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 in the original amount of R$ 94,188. This amount was recognized in the statement of operations in the year ended December 31, 2003. TLA also renegotiated the rescheduled overdue installments in the original amount of R$ 49,599.

These aircraft, as of the date of the referred agreement up to their actual return, are contracted under the ordinary operating leasing mode.

On December 31, 2007, the total commitment under the Fokker 100 fleet operating leases arrangements amounted to R$ 53,024 (2006 – R$ 74,619), equivalent to US$ 29,935 thousand (2006 – US$ 34,901 thousand), of which R$ 11,501 (2006 – R$ 11,813) is classified in current liabilities.

Non-current maturities have the following breakdown:

Year	2007	2006

2008		12,659
2009	13,963	16,854
2010	15,825	19,101
2011	11,735	14,192

	41,523	62,806

15 Advance ticket sales

At December 31, 2007, the balance recorded as of advance ticket sales in the amount of R$ 791,546 (2006 – R$759,210) represented by 2,698,341 (2006 –2,263,942) ticket coupons sold but not yet used.

16 Provision for contingencies and judicial deposits

(a) Contingent liabilities

Management of TLA and Mercosur recorded provisions for the estimated loss for amounts being disputed in court for those cases, as judged by the Company’s outside legal counsel, where loss to the Company is deemed probable, and for those amounts considered legal obligations under laws or decrees despite the Company’s questioning legislation.

At December 31, 2007 the amount of provisions and corresponding deposits into court are summarized below:

			Reversions	Monetary		Judicial
	2006	Increase	and payments	restatement	2007	deposits	2007

COFINS e PIS (i)	382,005	153,466	(163,911)	24,972	396,532	(33,856)	362,676

Additional tariff (ii)	247,790	50,058		25,843	323,691		323,691
Withholding income
tax (IRRF)	11,910	591		172	12,673		12,673

Staff fund (iii)	50,514	15,802		5,236	71,552		71,552
Income tax						(3,164)	(3,164)
Other	4,027	769			4,796	(20,848)	(16,052)

	696,246	220,686	(163,911)	56,223	809,244	(57,868)	751,376

Labor (iv)	4,815	10,275	(2,279)		12,811	(12,386)	425
Civil	21,700	1,622	(664)		22,658	(4,763)	17,895

	722,761	232,583	(166,854)	56,223	844,713	(75,017)	769,696

i. Corresponds to the discussion of the constitutionality of the change in the tax base of the PIS and the increase in the contribution and basis of calculation of COFINS, introduced under Law nº 9718/98. Judicial deposits were made for certain months, and others TLA is supported by judicial measures. These amounts, net of judicial deposits, are updated based on the SELIC.

On November 9, 2005, the Supreme Federal Court ruled that the change in the tax base was unconstitutional. During the first quarter, the Company has been successful in obtaining favorable ruling on one process which has enabled the partial reversal of established provision in the amount of R$ 7,560, where R$ 3,496 has been from administrative expenses and R$ 4,064 from financial expenses. At December 31, 2007, six processes are yet to be judged.

ii Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes which are not supplemented. TLA management, based on the opinion of its outside legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order.

iii. Corresponds to the collection of 2.5% on the payroll for on the payroll for private social service and professional formation entities. TLA management, based on the opinion of its outside legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

iv. At December 31, 2007 judicial deposits have a value in excess of the contingency provision because of judicial withholding orders and judicial deposits for contingencies not included within the provision which is recorded in accordance with the CVM’s Orientation nº 15/87.

(b) ICMS

i. On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue were no longer subject to ICMS.

ICMS taxation on domestic air cargo transportation revenue is still due. Management recorded a provision at December 31, 2007 of R$ 6,059 (2006 – R$ 7,467), in Taxes and tariffs payable. The installments due in more than one year at December 31, 2007 totaling R$ 136 (2006 – R$ 171) are classified as long-term liabilities under “Other liabilities”.

ii. Collection of certain ICMS payments made from 1989 to 1994 were later ruled to have been unconstitutional. TLA has filled several suits, in different states of the country, to claim the amount paid in excess. The Company will recognize the credits, estimated at approximately R$ 55,000 and their final restatement, at such time as the financial recovery of this right has been confirmed by court decisions.

The Company and its subsidiaries are involved in other contingencies involving fiscal, labor and civil claims in the amount of R$ 423,125 at December 31, 2007 (2006 - R$ 292,242). Based on the opinion of its legal counsel, the Company believes that the chances of success for the remaining amounts are possible but not probable and therefore, no provision has been recorded.

(c) Contingent assets

i. Indemnification for losses on regulated fares

TLA filed a lawsuit against the Federal Government demanding indemnity for losses arising in the period from 1988 to 1993, when the fares were regulated by the Federal Government.

In April 1998, the lawsuit was ruled in the Company’s favor by lower court of the Federal Justice, and an indemnity of R$ 245 million was determined based on a calculation made by an expert. This amount is subject to delinquent interest since September 1993, and inflation adjustment since November 1994. The First Panel of Higher Court of Justice accepted the special appeal made by the Company determining that the Federal Court of Appeals judge the merit of the case without intervention from the Public Prosecutor.

Management has not recognized in the financial statements any amount for this indemnity and will do so only when the lawsuit is legally confirmed in its final instance.

ii. Additional tariff “ATAERO”

TLA filed a claim for antecipated custody addressing the legality of the additional amount to tariffs (ATAERO), which rate is 50% on the tariff amount. At December 31, 2007, the amount under discussion totaled approximately R$ 525,716 (2006 - R$ 430,537), not recognized in the financial statements.

17 Debentures

			Amount
Issue Date	Series	Quantity	issued	2007	2006

TAM
August 1, 2006	Exclusive	50,000	10,000	523,147	528,573

TLA
April 22, 2003	First	473,006	100	4,308	21,282
April 22, 2003	Second	222,835	100	2,029	10,026
May 16, 2003	Third	177,165	100	2,675	8,783

		873,006		9,012	40,091

Total				532,159	568,664

Current				(32,159)	(60,588)

Non-current				500,000	508,076

The Company is subject to certain obligations under the debenture contracts, such as compliance with certain financial indices, limits to issue financial debt, and priority in the repayment of debentures. At December 31, 2007 and 2006, all these covenants were complied with.

TAM

On July 7, 2006 Board of Directors approved the issue for public distribution of nominative, non-convertible debentures with no guarantee or preference but for provided by TLA.

The debentures have a nominal value of R$ 10 and a term of six years, the repayment terms call for three successive, equal, annual payments the first of which falls due on August 1, 2010.

Interest is to be paid every six months at a rate equivalent to 104.5% of the CDI as calculated and published by CETIP – the custodian and liquidation chamber.

TLA

At the Extraordinary General Meeting held on April 7, 2003 the shareholders approved the private issuance of non-convertible, nominative debentures, without the issuance of warrants or certificates, with nominal value of R$ 100.00 (hundred reais) each, totaling three series. Each series falls due 60 months as of the subscription date.

Debentures are guaranteed by a pledge of credit rights, and interest is 4.75% per annum plus Long-Term Interest Rate (TJLP).

The guarantee offered corresponds to the cash balance deposited by travel agents and held at Bank Boston Banco Multiplo S.A. (Itaú), on each 24th day of the month, in amounts considered sufficient to settle the monthly installments.

18 Senior notes

On April 25, 2007, TAM Capital concluded the offer of senior bonds in the total amount of US$ 300 million with interest of 7.375%, paid half-yearly and with final or sole maturity in 2017, by means of a transaction abroad exempt from CVM filing. The Company opted to register the securities with the Securities and Exchange Commission (SEC) on October 30, 2007.

At December 31, 2007, this liability amounted to R$ 538,466, equal to US$ 303,995 thousand, of which interest of R$ 7,076 is classified in current assets.

19 Income tax and social contribution

(a) Reconciliation of income tax and social contribution benefit (expense)

	2007	2006	2005

		(Note 20 (h))	(Note 20 (h))

Income before income tax and social contribution	170,985	938,038	196,372

Composite statutory rate - %	34%	34%	34%

Nominal income tax and social contribution	(58,135)	(318,933)	(66,763)
Non deductibles/non taxables items	4,020
Income tax and social contribution on interest on own capital	12,612	5,749
Income tax and social contribution on permanent additions	(596)	(12,094)	(8,007)

	(42,099)	(325,278)	(74,770)

Income tax and social contribution
Current expense	(138,956)	(269,642)	(153,636)
Deferred (expense) benefit	96,857	(55,636)	78,866

	(42,099)	(325,278)	(74,770)

The above statement reflects the transactions of the Company, TLA and Fidelidade, since Mercosur, as prescribed by the legislation of the country where it operates, is subject to income tax directly on gross sales.

(b) Composition of deferred income tax and social contribution assets

	2007	2006

		(Note 20 (h))
Tax loss accumulation	3,556
Social contribution carry forwards	2,508	5,184
Temporary differences	227,301	140,210

	233,365	145,394

Current	(37,950)	(36,117)

Non-current	195,415	109,277

The temporary differences are basically related to contingency provisions, allowance for doubtful accounts and exchange variations. Income tax losses and negative basis of social contribution carry forwards do not expire, but are limited to compensation of 30% of taxable income per year

Deferred outstanding taxes resulting from tax loss, social contribution negative basis, and temporary differences were constituted in conformity with CVM Rule no. 371 as of June 27, 2002, and consider the profitability history and the expected future taxable income generation grounded in a technical feasibility study.

(c) Deferred income tax and social contribution tax liabilities

As prescribed by CVM Deliberation 273/98, the revaluation reserve recorded by TLA at December 31, 2007 is net of income and social contribution charges of R$ 50,861 (2006 – R$ 56,306).

20 Shareholder’s equity

(a) Authorized Capital

At December 31, 2007, the authorized capital amounts to R$ 1,200,000 (2006 - R$ 1,200,000), and can be increased upon issuance of common and preferred share with the Board of Directors’ approval.

(b) Capital

As at December 31, 2007, subscribed and paid-in capital is comprised of 150,585,147 shares (2006 – 150,563,341), of which 59,791,955 are common shares (2006 – 59,791,955) and 90,793,192 are preferred shares (December 31, 2006 – 90,771,386).

At the Board of Directors meeting held on August 29, 2007, a capital increase through the exercise of share options was approved, with the subscription of 16,140 preferred shares with no par value, under the 1st grant, and 5,666 preferred shares with no par value under the 2nd grant, at the issue prices of R$ 15.21 and R$ 44.38 per share, respectively, for a total of R$ 497. Payment of this capital increase was made on November 30, 2007.

At December 31, 2007 the Company did not hold any shares in treasury.

Common share confer to its bearer the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in limited matters, however, they have priority in the distribution of dividends, priority in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

At the Extraordinary Stockholders' Meeting held on May 16, 2005, the stockholders approved the split of the shares issued by the Company, whereby holders of each share received two shares of the same type. As a result, the total number of shares increased from 61,364,671 at March 31, 2005 to 122,729,342, of which 59,816,248 are common shares and 62,913,094 are preferred shared, all with no par value. At that same date, the following was approved:

  Increase in the limit of the Company's authorized capital to R$1,200,000.
  Revision of the Bylaws to reflect the corporate governance practices requirements set forth by BOVESPA Level 2.
  The maximum effect to the Company's stockholders is 2% of outstanding shares in the event of a share purchase plan that might be approved in the future.

On June 13, 2005 the Board of Directors approved the primary public offering of 21,133,000 preferred shares issued by the Company and the secondary offering of 9,057,000 preferred shares. The price of the primary offering of preferred shares was R$18.00 per share.

In July, 2005, as a result of the exercise of the over-allotment option under the preferred shares distribution agreement related to the June 2005 public offering of shares, the Company issued 197,120 preferred shares at the price of R$18.00 per share. The over-allotment option was approved by the Company.

On March 10, 2006 the Board of Directors approved the global offering of 5,000,000 preferred shares issued by the Company and the secondary offering of 30,618,098 preferred shares. The price of the primary offering of preferred shares was R$ 42.00.

In April, 2006, as a result of the exercise of the over-allotment option under the preferred shares distribution agreement related to the March 2006 public offering of shares, the Company issued 1,503,879 preferred shares at the price of R$ 42.00 per share. The over-allotment option was approved by the Company.

During 2007, the Company reached its BOVESPA Level 2 requirement to have a free float of 25% of its shares., At December 31, 2007, the free float was 53,85% (2006 – 45,5%) unaudited.

(c) Capital reserve – share premium account

The premium on the subscription of shares is allocated to all stockholders equally.

(d) Revaluation reserve (Note 10(b))

The amount realized is in proportion to the depreciation of the revalued assets and is transferred to the accumulated deficit for the year ended at December 31, 2007, amounted to R$ 3,665 (2006 – R$ 4,246).. Of the total reserve, R$ 33,034 (2006 – R$ 35,948) corresponds to the revaluation of land, which will only be realized upon sale.

In accordance with CVM Instruction nº 197/93, the deferred tax charges on the revaluation reserve, which at December 31, 2007 amounted to R$ 50,861 (2006 - R$ 56,306), are recognized in the statement of operations to the extent that the reserve is realized.

(e) Dividends and interest on stockholders’ equity

Pursuant to the Company's Bylaws, shareholders are assured a minimum compulsory dividend of 25% of net income for the year, after deducting the legal reserve. Interest on own capital which has been paid or credited may be deducted from mandatory dividends. The preferred shares have priority in capital reimbursement and the right to dividends at least equal to those distributed to the common shares.

Dividend calculation is subject to approval at the Annual General Meeting and is shown as follows:

	2007	2006

Net income for the year	128,896	611,750
Adjustments of previous years and accumulated losses		(64,715)
Ibracon Technical Interpretation 01/06		15,445
Legal reserve constitution - 5%	(6,445)	(27,798)
Revaluation reserve realization	3,665	4,246

Dividend calculation basis	126,116	538,928
Composite statutory rate - %	25%	25%

Minimum compulsory dividend (R$ 0.20937693 per share - 2006 R$ 0.89485465)	31,529	134,732

Interest on equity, net of withtholding income tax (15%)(R$ 0.20937693 per share
2006 - R$ 0.09547170)	31,529	14,374

Complementary dividend	35,000	120,358

Interest on own capital and dividend proposed	66,529	134,732

For purposes of deduction of the shareholders equity statement, the amount of interest on net equity is recorded gross of withholding tax. For the year ended December 31, 2007 the amount of R$ 37,093 has been recorded (net – R$ 31,529)

(f) Retained income reserve

Article 196 of Corporation Law requires that the balance of net income after dividend distribution and other statutory appropriations is transferred to this reserve in order to finance the Company’s capital budget and working capital requirements. Future investments include the leasing of additional aircraft.

(g) Stock option plan

At the Extraordinary Stockholders' Meeting held on May 16, 2005, the shareholders approved the Company’s Stock Option Plan.

At the Extraordinary Stockholders’ Meeting held on September 27, 2007, the stockholders approved the special granting of stock options for two hundred and thirty thousand (230,000) preferred shares issued by the Company to a Directors, in compliance with the following conditions: (a) the price of shares subject to the stock option granted shall be the average price of the Company’s preferred shares in the month of August 2007, according to the BOVESPA; (b) the price per share determined pursuant to the abovementioned condition shall be granted with a twenty percent (20%) discount; (c) the options may be exercised within twenty-four (24) months as of the granting date, as long as, during that term, the Director does not terminate his work agreement without reason, nor does the Company with reason; (d) the granting right and the exercise of the options is maintained in cases of permanent disability or decease of the Director, and may be exercised by his heirs and successors; (e) the granting approved herein must happen on this date, and the Board of Executive Officers shall be responsible for taking all applicable measures; (f) this granting is extraordinary and does not harm the rights of the Director in relation to the granting resulting from the Company’s Stock Option Plan, since his hiring.

The Board of Directors meeting held on December 14, 2007, granted 780,311 preferred share options under the plan.

The releases are summarized below:

	1st grant	2nd grant	3rd grant	Special grant

Date	12.28.2005	11.30.2006	12.14.2007	09.27.2007
Number of shares	715,255	239,750	780,311	230,000
Exercise price – R$ per share	14.40	43.48	39.67	39.72
Readjustment index	IGPM	IGPM	IGPM	IGPM

In accordance with the rules of the Company’s Stock Option Plan, and in conformity with the Extraordinary Stockholders' meeting held on May 16, 2005, the maximum share-dilution limit for the company’s shareholders has been set at 2% (two percent). The Board of Directors meeting held on August 29, 2007, the advanced exercise of 21,806 options for purchase of non-par preferred shares was authorized, of which 16,140 shares referred to the 1st grant, and 5,666 shares to the 2nd grant, at issuance prices of R$15.21 and R$44.38 per share, respectively. In both grants, the exercise price is restated at the IGPM, from the granting date up to the date of the financial statements. On November 30, 2007 these shares were subscribed.

Changes are summarized as follows:

		Weighted-average
	Stock options	exercise price – R$

Outstanding at December 31, 2005	715,255	15.04

Granted	239,750	44.17

Outstanding at December 31, 2006	955,005	22.35

Granted	1,010,311	39.44
Exercised	(21,806)	22.79

Outstanding at December 31, 2007	1,943,510	25.60

In conformity with the accounting practices adopted in Brazil, the Company does not record expenses with remuneration by means of call options. Had the company recorded them, based on the fair value of the options on the granting date, the expense in the period recorded under “Personnel expenses” would have had an additional R$7,786 (2006 – R$10,168).

(h) Change in the accounting practices for derivatives and TAM loyalty program

As from January 1, 2007, the Company chose to record derivatives at market fair value as described in Note 2(n).

As a result of this change, the previously issued financial statements for 2006 and 2005, presented for comparison purposes herein, have been adjusted to recognize losses on derivative instruments which were outstanding at December 31, 2006 and 2005, in the amounts of R$ 9,021 (R$ 5,954 net of tax effects), accounted for in “Other accounts payable”, as a contra entry to “Retained earnings”, and R$ 93,561 (R$ 61,750, net of tax effects), taken directly to “Retained earnings”, respectively.

Previously, as from the first quarter of 2006, the Company management chose to record a provision for future obligations under the reward program for frequent travellers (TAM Loyalty Program). Such change implied an adjustment, directly to Retained earnings, in 2006, in the amount of R$ 8,919.

(i) Change in accounting practice for maintenance

In 2006, IBRACON issued the Technical Interpretation 01/2006, which requires the adoption of the built-in overhaul method for major maintenance activities. Until December 31, 2005, the Company recorded maintenance expenses as incurred. Accordingly, during the year ended December 31, 2006, the Company reverted depreciation expenses previously recognized related to maintenance totaling R$ 15,445 (R$ 10,194 net of taxes), and recorded the cumulative effect of the change in stockholders equity

21 Gross Sales Report

The Company presents its gross sales information segmented by type of service rendered and geographic area:

(a) By type of service rendered

							Variation	Variation
							2007 to	2006 to
	2007	V (%)	2006	V (%)	2005	V (%)	2006 – (%)	2005– (%)

Domestic revenue
Schedule - Passenger	4,682,605	55.3	4,935,599	64.1	3,966,429	67.1	(5.1)	24.4
Charter - Passenger	151,298	1.8	226,336	2.9	226,269	3.8	(33.2)	0.03
Cargo	360,149	4.2	321,817	4.2	277,403	4.7	11.9	16.0

	5,194,052	61.3	5,483,752	71.2	4,470,101	75.6	(5.3)	22.7

International revenue
Schedule - Passenger	2,109,398	24.9	1,513,334	19.7	1,010,701	17.1	39.4	49.7
Charter - Passenger	20,343	0.2	24,125	0.3	22,855	0.4	(15.7)	5.6
Cargo	416,668	4.9	164,678	2.1	129,743	2.2	153.0	26.9

	2,546,409	30.0	1,702,137	22.1	1,163,299	19.7	49.6	46.3

Other operating
revenue
Partnerships with TAM
Loyalty Program	290,029	3.4	207,255	2.7	85,051	1.4	39.9	143.7
Aircraft sub-lease			33,657	0.4	65,228	1.1	(100.0)	(48.4)
Travel and tourism
agencies	30,242	0.4	20,858	0.3	16,235	0.3	45.0	28.5
Others (includes expired
tickets)	413,220	4.9	252,432	3.3	110,221	1.9	63.7	129.0

	733,491	8.7	514,202	6.7	276,735	4.7	42.6	85.8

Gross sales	8,473,952	100.0	7,700,091	100.0	5,910,135	100.0	10.1	30.3

(b)

( b) By region

							Variation	Variation
							2007 to 2006	2006 to
	2007	V (%)	2006	V (%)	2005	V (%)	– (%)	2005 – (%)

Brazil	5,927,544	69.8	5,997,954	77.9	4,746,835	80.4	(1.2)	26.4
Europe	1,047,726	12.4	616,941	8.0	457,190	7.7	69.8	34.9
North America	1,000,102	11.9	647,788	8.4	367,674	6.2	54.4	76.2
South America
(excluding Brazil)	498,580	5.9	437,408	5.7	338,436	5.7	14.0	29.2

	8,473,952	100.0	7,700,091	100.0	5,910,135	100.0	10.1	30.3

22 Main costs and expenses

	2007						2006		2005

									(Note 20 (h))
				Expenses

	Costs of		General
	service		and admi-	Directors’
	rendered	Sales	nistrative	fees	Total	%	Total	%	Total	%

Personnel	1,040,966	118,514	112,150	27,739	1,299,369	16.5	872,598	13.7	668,648	12.8
Fuel	2,536,398				2,536,398	32.2	2,129,856	33.6	1,694,980	32.4
Depreciation and amortization	84,249	1,443	30,436		116,128	1.5	101,855	1.6	85,353	1.6
Maintenance and repairs (except personnel)	466,714				466,714	5.9	387,972	6.1	356,322	6.8
Aircraft insurance	33,560				33,560	0.4	35,077	0.6	39,644	0.8
Landing, take-off and navigation tariff	421,021				421,021	5.3	314,977	5.0	233,012	4.5
Leasing of aircraft and equipment	868,177	4,077	8,547		880,801	11.2	718,797	11.3	627,248	12.0
Services rendered by third parties	124,406	174,711	249,834		548,951	6.8	539,636	8.5	373,721	7.1
Selling and marketing		975,149			975,149	12.4	875,254	13.8	854,602	16.3
Other	283,445	175,338	152,199		610,982	8.0	372,047	5.8	301,844	5.8

	5,858,936	1,449,232	553,166	27,739	7,889,073	100.0	6,348,069	100.0	5,235,374	100.0

23 Financial income and expense

	2007	2006	2005

		(Note 20 (h))	(Note 20 (h))
Financial income
Interest income from short term investments	263,291	222,857	59,915
Exchange variation		10,944	25,020
Interest income from customers	33,167	15,080	11,024
Discounts obtained	9,885	4,550	4,413
Gains from derivative financial instruments	140,382
Other	3,467	747	14

	450,192	254,178	100,386

Financial expense

Interest expense	(230,395)	(115,118)	(89,576)
Tax on Bank Account Transactions (“CPMF”)	(21,936)	(27,344)	(20,007)
Financial instrument losses	(100,315)	(38,354)	(155,587)
Exchange Variation	(88,107)
Banking	(13,786)	(7,595)	(4,418)
Other	(218)	(9,467)	(8,965)

	(454,757)	(197,878)	(278,553)

Financial income (expense), net	(4,565)	56,300	(178,167)

24 Employees benefits (a) Supplementary pension plan

In the past, TLA sponsored three pension benefit supplementation plans, called TAM Prev – Plan I offering defined benefits, and TAM Prev – Plans II and III, offering defined contributions. On November 21, 2006, the Supplementary Pension Secretary (SPC) approved the migration of pension plans I, II and II to a new type of free benefits plan (PGBL) managed by an independent institution. Plan I participants were given the option to transfer to a benefit generating plan (FGB) with guaranteed benefits on retirement.

On September 30, 2007, the Company and Bradesco Vida e Previdência S.A. entered into an agreement through which the value of the continual benefits to the 5 remaining participants of Plan I will be maintained with the same conditions of the previous plan, and the risk inherent to the stage of benefit granting is the sole responsibility of Bradesco Vida e Previdência S.A..

All other participants previously migrated to PGBL.

(b) Profit sharing

In accordance with the annual Union agreement, the Company will pay a share of its profits as a result of it reaching certain performance indicators established in line with the annual budget. Consequently, management recorded as “Salaries and payroll charges” at December, 2007, the provision for payment of this benefit in the amount of R$ 35,439 (2006 – R$ 82,390)

25 Insurance coverage

Our subsidiaries contract insurance coverage for amounts above the minimum mandatory levels deemed necessary in light of the nature of our assets and operational risks. At December 31, 2007, based on the aircraft fleets of TLA and Mercosur, our insurance coverage for aviation activities (including both aircraft and civil liabilities) provided for maximum indemnification of US$1.5 billion.

The Brazilian Government (through Law 10,744 of October 9, 2003, and Decree nº 5,035 of April 5, 2004) has committed to match civil liability damages payable to third parties which the Company may be required to pay as a result of war or terrorist attack. This law provides that the maximum liability of the Brazilian Government in respect of such matters is an amount in reais equivalent to US$1 billion.

The Company maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of TAM flight 3054, of an Airbus A320 aircraft, considering the agreements directly made with and paid to the victims’ families by the insurance company. As of December 31, 2007, nearly 50 indemnifications were paid to families of the victims and another 57 are under negotiation with the Company’s insurance firm. Management understands the insurance coverage of these liabilities adequate to cover all related costs. It is not possible, thus far, to estimate the total costs which will be incurred by the insurance company relating to indemnifications whose negotiation was still ongoing as of December 31, 2007. The Company has not incurred additional or unexpected expenses outside the scope of the insurance agreement which end up being of TAM’s direct responsibility.

The subsidiaries also maintain insurance coverage that provides for indemnification in respect of expenses arising from robbery, fire, flooding, electrical damage or other similar events affecting our equipment, facilities, vehicles or other property.

26 Financial instruments

(a) General considerations

The Company enters into transactions involving financial instruments in order to reduce the exposure of its risks. In addition, temporary cash surpluses are applied in line with current treasury policies, which are continuously reviewed, besides minimizing the impact of fuel price volatility.

The management of these financial instruments is made pursuant to operational strategies, pursuing liquidity, return and security. Management policy consists in monitoring contracted rates against current market rates. The Company does not invest in derivatives or any other high-risk assets of a speculative nature.

The Company, in order to align its accounting practices with those of the U.S. GAAP, changed its criteria for recognizing derivative financial instruments to fair value market. Changes in market value are included in the Company’s results of operations

i. Risk of the price of fuel

Airline companies are exposed to the volatility in fuel prices. Fuel represented for the year ended at December 31, 2007 32.2% (2006 – 33.6%), respectively of cost of services rendered, commercial, sales and administrative expenses.

At December 31, 2007, the Company had options to buy fuel, with maturity up to November, 2008, which were equivalent to approximately 5,500 thousand barrels (2006 – 1,150 thousand barrels).

ii. Foreign exchange rate risk

This risk is related to possible foreign exchange rates volatility, affecting the financial expense (or income) and the outstanding liabilities (or assets) balances indexed to a foreign currency. Part of this risk is mitigated given the fact that the Company operates overseas and revenues from these transactions are denominated in hard currency. The existing policy for hedging foreign exchange risk is to cover of hard currency cash flow (net) for the subsequent months.

The Company contracts derivative financial operations, aimed mainly to protect its foreign currency exposure from fuel, engine maintenance services and financing related to its operational activities.

At December 31, 2007 there were no operations in foreign currency, by decision of the Company’s Risk Committee (2006 R$ 1,137,416.

iii. Interest rate risk

This risk arises from possible losses (or gains) as a result of fluctuations of the interest rates to which the Company’s liabilities and assets are linked.

To minimize possible impacts from interest rate volatility, the Company has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR and CDI), and periodically renegotiates its contracts, in order to adapt them to current market conditions.

iv Credit risk

Credit risk arises from the possibility of the Company not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated by financial investment operations.

To reduce this risk the Company has adopted the practice of establishing credit limits and permanently monitoring its debtor balance (mainly from travel agencies). With respect to marketable securities, the Company only invests with institutions with low credit risk as evaluated by rating agencies. In addition, each institution has a maximum limit for investments, as determined by the Company's Risk Committee.

(b) Financial investments

Represented by funds applied in quotas of various types of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the Brazilian interbank interest rate – also known as CDI.

(c) Investments

TLA, Mercosur, TAM Capital, TAM Financial 1, TAM Financial 2 and TP Participações are non-public companies and, therefore, there is no information readily available to evaluate their fair market values.

(d) Fair market value of financial instruments

The estimated fair market value of financial instruments as of December 31, 2007 is similar to their book value, as a result of the maturities or the frequent adjustments to the prices of these instruments, as follows:

	Balance	Fair value (MTM)

Assets
Cash and banks	134,873	134,873
Short term investments	2,472,004	2,472,004

	2,606,877	2,606,877

Liabilities
Short and long-term debt	1,100,337	1,106,305
Debentures	532,159	536,462

	1,632,496	1,642,767

The fair market value of financial assets and short and long-term financings, when applicable, was determined by applying the current interest rate available for operations with similar conditions and remaining maturities.

27 Loyalty Program

At December 31, 2007, the TAM Loyalty Program carried 2,400,632 (2006 – 1,782,397) (unaudited) one way domestic trip tickets earned by its clients but not redeemed. The Company currently records the incremental costs when awards are earned. For the year ended December 31, 2007, 1,090,734 (2006 — 756,040) free tickets were granted and used by our clients. The incremental costs of points earned under the Loyalty Program for the year ended December 31, 2007 was approximately R$ 20,614 (2006 - R$ 19,039) as recorded “Other liabilities”. The base to calculate the incremental costs accrual is an estimative of the redemption for tickets by others airlines companies, quantity of points accumulated, tickets redeemed, estimation for expired points, non-redeemed accumulated points and valued by the incremental costs of service on board, fuel, insurance and boarding pass.

The points earned by our clients from the TAM Loyalty Program are valid for two years for the redemption into tickets. This limits any growth in the liability from the program, which has tended to stabilize in relation to the number of passengers transported.

28 Subsequent events

(a) Changes to the Brazilian Corporate Law in 2008

On December 28, 2007, Law 11,638/07 was enacted, which amends the Brazilian Corporate Law, regarding accounting practices, bookkeeping and preparation of financial statements from the fiscal year ended December 31, 2008. A summary of the main issues contemplated by the new law and which may influence next year’s financial statements is as follows:

  Substitution of the Statement of Changes in Financial Position for the Statement of Cash Flow and the inclusion of the Value-Added Statement along with the financial statements.

  In permanent assets: (i) the creation of the subgroup Intangible; (ii) restriction to the use of deferred assets to pre- operating expenses and incremental restructuring expenses; (iii) separation in intangible assets of intangible assets, including acquired goodwill; and (iv) inclusion at property, plant and equipment of assets deriving from operations that transfer to the company benefits, risks, the control over these assets, regardless of property transfer.

  Creation at shareholders’ equity of the subgroup “Adjustment to Equity Appraisal”, which will be used mainly to record the counter entry of certain assets appraisals at market value, especially the appraisal of certain financial instruments and, also, the adjustments of conversion due to exchange rate variation of corporate investments overseas.

  It establishes new criteria for the classification and appraisal of investments in financial instruments, including derivatives, and in credit rights and notes, in line with the international standard, where these financial investments are classified in three categories: held for trading, available for sale and kept to maturity, the first two being appraised at their market value and the latter at cost plus yields earned.

  Introduction of the concept of “Adjustment to Present Value” to the Law for operations with long-term assets and liabilities and material short-term operations. It is worth mentioning that CVM has already sent a notice to the market stating its understanding that the application of these concept for publicly-held companies regulated thereby depend on the issuance of specific rules or express reference in some other rule, limiting its scope and establishing the necessary premises for its utilization, which shall be made in compliance with international standards.

  Law 11,638/07 also makes it mandatory for companies to perform an analysis periodically to verify the ratio of recovery of amounts recorded as property, plant and equipment, intangible assets and deferred charges. Regarding this matter, in 2007 the Committee of Accounting Pronouncement issued CPC Pronouncement 01, which is in line with international accounting standards. CVM issued Resolution 527/07 approving this Pronouncement.

  Elimination of the possibility to assess the spontaneous reassessments of its property, plant and equipment. The new law provided an alternative to the companies in order for them to maintain their existing balances for this reserve, which shall be realized in accordance with current rules or refund these balances up to the end of 2008.

  Elimination of the Capital Reserve “Premium in the Issuance of Debentures”.

  The accounting record of employee and management remuneration became mandatory, even when remuneration is made in the form of financial instruments, such as shares or stock options.

  Changes to the commercial and fiscal bookkeeping, providing alternatives to companies, regarding the possibility to adopt the provisions of the tax law at the commercial bookkeeping, to later perform the necessary adjustments to comply with the corporate laws.

Taking into account the extension and complexity of the changes deriving from the aforementioned Law, the management is assessing its impacts to the Company, at the same time that it is monitoring market discussions and debates, particularly at bodies and associations of the accounting labor union and with regulatory bodies, which will possibly express their opinions on the aspects regarding the application of the Law.

(b) Share Buy-Back

As part of its financial management practices, the Company adopted a share buy-back policy, without compromising the investment program or substituting the payment of dividends.

TAM reports that, at a meeting held on January 30, 2008, its Board of Directors approved the acquisition of preferred shares issued by the Company to be held in treasury and subsequently cancelled or transferred, without reducing the company's capital stock.

The buy back program is limited to up to 4,000,000 (four million) preferred shares, equivalent to 5.56% of the outstanding shares. The program will expire within 365 days from the approval date by the Board of Directors. The shares will be purchased at their market prices at the acquisition date.

29 Summary of the Principal Differences between Brazilian GAAP and U.S. GAAP

(a) Description of the GAAP differences

The accounting practices of the Company are in accordance with Brazilian GAAP (Note 2) which differ significantly from U.S. GAAP, as summarized below.

(b) Supplementary inflation restatement in 1996 and 1997 for U.S. GAAP

Brazilian GAAP discontinued inflation accounting effective January 1, 1996, Brazilian GAAP statements included indexation adjustments which partially accounted for the effects of inflation on property, plant and equipment, investments, deferred charges (together, denominated Permanent assets) and stockholders' equity, which reported the net charge or credit in the statement of operations. However, under U.S. GAAP, Brazil ceased to be treated as a highly inflationary economy only from January 1, 1998. Therefore the financial information for purposes of U.S. GAAP include additional inflation restatement adjustments in 1996 and 1997, made by applying the General Price Index - Internal Availability (“IGP-DI”) to the Company’s permanent assets and stockholders' equity. The IGP-DI index increased by 9.3% in 1996 and by 7.5% in 1997.

For purposes of the reconciliation, there is no longer a difference in stockholders’ equity according to U.S. GAAP in 2007 (2006 - R$68), due to the additional inflation restatement adjustments, net of depreciation. These amounts generate differences in depreciation charges of R$ 68 for the year ended December 31, 2007 (2006 - R$ 88 and 2005 – R$ 102).

(c) Property, plant and equipment

i. Revaluation of property, plant and equipment

Brazilian GAAP permits the revaluation of assets. The revaluation increment, net of deferred tax effects after 1991, is credited to a reserve account in stockholders' equity. Depreciation of the revaluation increments is charged to income and an offsetting amount is transferred from the revaluation reserve in stockholders' equity to retained earnings as the related assets are depreciated or upon disposal.

Under U.S. GAAP, revaluation of property, plant and equipment is not accepted and the revaluation increments and related deferred tax effects have therefore been eliminated in order to present property, plant and equipment at historical cost less accumulated depreciation. Accordingly, the depreciation expense on revaluation has also been reversed in the statement of operations.

For the purposes of the reconciliation, under U.S. GAAP the revaluation reserve was reversed, net of depreciation and deferred tax effects, totaling R$ 135,134 at December 31, 2007 (2006 - R$ 147,874).

In the statement of operations, these effects totaled R$ 3,665 for the year ended December 31, 2007 (2006 - R$ 4,246 and 2005 – R$ 3,852).

ii. Lease agreements

Brazilian GAAP does not have a specific requirement on accounting for leases and TAM recognizes as financial leases only contracts where the lessee has a bargain purchase option for the asset. All other leases are treated as operating leases.

Under U.S. GAAP, Statement of Financial Accounting Standards ("SFAS") nº 13 "Accounting for Leases" defines financial leases as those leases that meet at least one of the following criteria:

  The lease transfers ownership of the property to the lessee by the end of the lease;

  The lease contains a bargain purchase option, for price below market value;

  The lease term is equal to 75 percent or more of the estimated economic life of the leased asset; and

  The present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the fair value of the leased asset at the inception of the lease.

Additionally, on renegotiation of lease terms, regardless as to whether the lessor is changed, the new lease is maintained as a financing lease by the lessee if under the amended lease terms, the lease would have been classified a finance lease either initially or at the renegotiation date.

At December 31, 2007, TAM had 44 aircraft recorded as operating leases under Brazilian GAAP (Airbus A319 – 9 units, Airbus A320 – 19 units; Airbus A330 – 10 units, Airbus A321- 3 units, Airbus A340 – 2 units and Fokker 100 – 1 units), which, considering the rule set out above, were considered as financial leases under U.S. GAAP because the present value of the minimum payments of these contracts exceed 90% of the fair value of the asset leased.

Under U.S. GAAP, the acquisition cost of these aircraft and the related liability at the inception of the lease contract, totaling, at December 31, 2007, R$ 4,566,069, has been recorded in the balance sheet, while accumulated depreciation at December 31, 2007 amounts to R$ 743,300. The asset is being depreciated over the estimated useful life of 25 years for the aircraft Airbus A319, Airbus A320 and Fokker 100 and 30 years for the aircraft Airbus A330 and A340.The obligations are recorded in short and long-term liabilities, including accrued interest and foreign exchange gains or losses. Depreciation expense on these aircraft recognized in the U.S. GAAP financial statements totaled R$ 173,127, R$133,942 and R$ 127,810, for the year ended December 31, 2007, 2006 and 2005, respectively. Foreign exchange gains (losses) on financial lease payables totaled R$ 417,444, R$ 226,879 and R$ 329,638 for the year ended December 31, 2007, 2006 and 2005, respectively. Interest expenses on the financial lease obligation of theses aircraft totaled R$ 132,626, R$ 151,928 and R$ 139,876, for the years ended December 31, 2007, 2006 and 2005, respectively. The operating lease expense recognized under Brazilian GAAP for these aircraft were reversed during all periods and totaled R$ 385,602, R$ 337,774 and R$ 327,543 for the year ended December 31, 2007, 2006 and 2005, respectively. The residual value of aircrafts returned have been written off upon return and totaled R$ 4,023 and R$4,499 at December 31, 2006 and 2005 respectively.

For reconciliation purposes, the leases, the adjusted amounts to equity totaled R$ 1,102,745 at December 31, 2007 (2006 – R$ 605,454)

Considering the aforementioned adjustments, the lease obligations under U.S. GAAP totaled:

	Rates (weighted average)	2007	2006

Fokker 100 aircraft and engines	Fixed interest of 1.1% p.a.	10,530	161,035
Airbus A319/Airbus A320 aircraft and
engines	1 and 6 month LIBOR + 1.5% p.a (6.4% p.a.)	1,797,059	1,200,799
Airbus A330 aircraft, engines and
spare parts	1 month LIBOR + 1.5% p.a. (6.1% p.a.)	1,016,640	979,389
Lease obligations	1 month LIBOR + 1.6% p.a. 1.75% p.a. (8.1% p.a.)	1,691	4,526
	6 month LIBOR + 0.7% p.a. to 6.7% p.a. (7.6% p.a.)	3,434	16,436
	3 month LIBOR + 0.03% a 1.8% p.a. (6.5% p.a.)	5,172	3,998
	Fixed interest of from 1.1% p.a.	11,612	2,842

		2,846,138	2,369,025

Current		(330,231)	(335,254)

Non-current		2,515,907	2,033,771

The lease obligations above are secured by letters of guarantee issued by the Company.

Long-term amounts mature as follows:

Year	2007	2006

2008		242,411
2009	295,303	253,952
2010	275,359	236,641
2011	281,636	228,747
2012	290,452	230,414
2013	330,381	245,220
After 2013	1,042,776	596,386

	2,515,907	2,033,771

iii. Impairment

Under Brazilian GAAP, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event such operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written-down to recoverable values, preferably based on the projected discounted cash flows of future operations. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to ensure the asset is depreciated according to estimated net realizable value at the estimated date of substitution.

Under U.S. GAAP, SFAS nº 144 “Accounting for the Impairment or Disposal of Long-lived Assets”, requires companies to evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow, representing the lowest level for which identifiable cash flow is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.
In the case of TAM, there were no impairment indicators and, therefore, no differences between U.S. GAAP and Brazilian GAAP related to impairment provision criteria were recorded for the periods presented.

iv. Gains on sale-leaseback

Brazilian GAAP does not have specific requirements on sale-leaseback transactions. All gains arising from sale-leaseback transactions were recognized at the time of the transaction.

Under U.S. GAAP, SFAS nº 28, "Accounting for Sales with Leaseback", establishes a sale-leaseback as a single financing transaction in which any profit or loss on the sale shall be deferred and amortized by the seller, who becomes the leasee, in proportion to rental payments over the period of time the asset is expected to be used. This is obligatory even where the sale-lease-back transaction is considered legally perfect in the Company’s country of origin.

			2007	2006	2005

	Gains on sale-	Accumulated
	leaseback	amortization	Net	Net	Net

Transaction Airbus A330 (i)	319,073	(168,399)	150,674	177,263	203,852
Transaction Airbus A320 (ii)	54,957	(26,105)	28,852	34,348	39,844
Transaction Fokker 100 (iii)	76,815	(76,815)			1,749

	450,845	(271,319)	179,526	211,611	245,445

The amortization of gains on sale-leaseback transactions appropriated in the statements of operations for the year ended December 31, 2007, as “Financial income (expenses), net” totaled R$ 17,151 (2006 - R$ 18,941 and 2005 - R$ 24,895), respectively and as “Other operating expenses, net” totaled R$ 14,934 (2006 - R$ 14,893 and 2005 - R$ 14,864), respectively.

For reconciliation of gains on sale-leaseback purposes, the effects in stockholders’ equity at December 31, 2007 totaled R$ 179,526 (2006 – R$ 211,611).

(i) In August 2001, TAM entered into an agreement which resulted in the termination of a financial lease for three Airbus A330 aircraft with one lessor and a new lease agreement, under operating lease provisions, with a different lessor for the same aircraft. For Brazilian GAAP purposes, TAM recognized a net gain of R$ 319,073 during 2001. This gain is being amortized over the period of the new lease contract, of which final liquidation is planned to be in August 2013.

(ii) In April 2003, TAM entered into an agreement which resulted in the termination of a financial lease agreement for four Airbus A320 aircraft with one lessor and a new lease agreement, under operating lease provisions, with a different lessor for the same aircraft. For Brazilian GAAP purposes, TAM did not recognize any gain, as this contract had already been recorded as an operating lease. Under U.S. GAAP, this transaction generated a deferred gain of R$ 54,957, as this contract was registered as a financial lease. This gain is being amortized in accordance with the operating lease contract, of which final liquidation is estimated to be in March 2013.

(iii) Also, in December 2003, TAM reorganized its fleet of 19 Fokker 100 (Note 14), which resulted in the cancellation of 10 financial lease agreements and 9 operating lease agreements generating new operating lease agreements. For Brazilian GAAP purposes, TAM recognized a gain of R$ 76,815, which was recorded in the results for 2003. Under U.S. GAAP, this gain is being amortized in accordance with the aircraft return schedule, originally estimated to be completed in July 2005. In January 2005, an amendment was signed, postponing the return date of the last five aircraft until April 2006. In November 2006, another amendment to the contract was signed extending the timeframe for the return of the last 3 aircraft until May 2007. The gain has been amortized through December 2006, because the impact of amortization through May 2007 is not relevant.

The transactions summarized above were considered to be a modification of the provisions of the original contract under U.S. GAAP.

According to recently issued SFAS nº 145 "Rescission of FASB Statements nº 4, 44, and 64, Amendment of FASB Statement nº 13 and Technical Corrections", if the change in the lease provisions gives rise to a new agreement classified as an operating lease, the transaction shall be accounted for under the sale-leaseback requirements in accordance with paragraphs 2 and 3 of SFAS nº 28, mentioned above.

v. Sub-leasing of aircraft

The Company sub-leased three Airbus A330 aircraft and one engine under operating leases to another airline company. The contract matured in November 2006 and the aircrafts and engines were returned.

(d) Deferred charges

Brazilian GAAP permits deferral of leasehold improvements.

Under U.S.GAAP, amounts related to leasehold improvements should be treated as additions to property, plant and equipment and reclassified for balance sheet disclosure purposes. As from the second quarter of 2006 such improvements were reclassified in the Brazilian GAAP financials to Property, plant & equipment and therefore the adjustment is no longer applicable.

(e) Business combinations

i. Goodwill

Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the book value of the net assets acquired. This goodwill is normally attributed to the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to 10 years. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration; negative goodwill is not generally amortized.

Under U.S. GAAP, fair values are assigned to acquired assets and liabilities in business combinations, including intangible assets and unallocated goodwill, applicable to each specific transaction. Upon the adoption of SFAS nº 142, “Goodwill and Other Intangible Assets”, as from January 1, 2002 goodwill is no longer amortized but, instead, is assigned to an entity's reporting units and tested for impairment at least annually. Additionally, according to U.S. GAAP, goodwill generated in transactions between entities under common control should not be recorded but, instead, the difference between amounts paid and book values of net assets acquired should be recorded as a capital contribution or distribution.

The differences related to the Brazilian GAAP applicable to TAM derive mainly from

(i) non-amortization of goodwill as from January 1, 2002 and (ii) non-recognition of negative goodwill arising from transactions of companies under common control, (Note 29 (e) (ii) below).

For Brazilian GAAP purposes, the net balance of goodwill at December 31, 2007 was R$ 717 (2006 - R$ 717), which is being amortized to income over a period of five to 10 years; negative goodwill at December 31, 2007 was R$ 11,099 (2006 - R$ 11,099).

For reconciliation purposes, amortization of goodwill as from January 1, 2003 was reversed, totaling R$ 717 in the statement of operations for the year ended December 31, 2007 (2006 - R$ 717 and 2005 – R$ 1,341), respectively. In stockholders’ equity, for reconciliation purposes these effects totaled R$ 9,680 at December 31, 2007 (2006 – R$ 8,963).

For U.S. GAAP purposes, the net balance of goodwill at December 31, 2007 is R$ 9,680 (2006 - R$ 9,680).

ii. Common control and negative goodwill – Mercosur

For Brazilian GAAP purposes, TAM Mercosur was acquired and consolidated by the Company in September 2003 through an exchange of shares.

For U.S. GAAP purposes, Mercosur has been considered under common control since 1996, because Mercosur has the same controlling stockholders as TAM and therefore, it was consolidated retroactively for all periods presented. The effects of the retroactively consolidation in the changes in stockholders’ equity have been recorded as additional paid-in capital.

Additionally, in this transaction, the negative goodwill for Brazilian GAAP purposes was generated by the difference between book value and the amount paid in the transaction for the acquisition of Mercosur. As this transaction was considered to be under common control, for U.S. GAAP purposes the difference between the amount paid and the book value of Mercosur was recognized in stockholders’ equity as a capital contribution.

Also, for Brazilian GAAP purposes, the effects of the exchange variation on this subsidiary’s stockholders’ equity are distributed among the lines of the statement of operations. For U.S. GAAP purposes, the effect of this exchange variation was recognized in stockholders’ equity in cumulative translation adjustments, in accordance with SFAS nº 52, “Foreign Currency Translation”.

For reconciliation purposes, the effects described above totaled R$ 3,537 for the year ended December 31, 2007 (2006 - R$ (5,183), 2005 – R$ 8,870), respectively and R$ 11,828 in stockholders’ equity at December 31, 2007 (2006 – R$ 11,828).

(f) Pension and other post-retirement benefits

In determining the pension and other post-retirement benefit obligations for Brazilian GAAP purposes, NPC No. 26 is effective for financial statements ended from December 31, 2002. As permitted by the Standard, the transitional gain (being the difference between the plan net assets and the projected benefit obligation ("PBO")) at that date will be charged to income over five years.

Under U.S. GAAP, SFAS No. 87, "Employer's Accounting for Pensions", is effective for fiscal years beginning after 1988. As from such dates, when an initial transition obligation determined based on an actuarial valuation was booked, actuarial gains and losses, as well as unexpected variations in plan assets and the PBO and the effects of amendments, settlements and other events, have been recognized in accordance with this standard and therefore results in deferral differences, Until 1997, these amounts were treated as non-monetary items and indexed by the inflation, the U.S. GAAP also requires the recognition of an additional minimum liability.

Although the calculation of the sufficiency of the funded status has been the same since December 31, 2001, differences arise in (i) actuarial gains and losses, as initially there is no gain or actuarial loss on December 31, 2001, and (ii) recognition of the initial transition obligation and (iii) minimum liability, according to U.S. GAAP.

On November 21, 2006, the Supplementary Retirement Secretariat (the “SPC”) approved the proposal to migrate participants from the TAM Prev I, II and III to a PGBL, a defined contribution plan. During 2006 43 employers accepted the migration, therefore they had the recognition of "settlement". At September 30, 2007, there are still 5 participants which have not transferred into the PGBL. As the migration of the employees to PGBL represents an irrevocable action, relieving the Company of primary responsibility for the pension obligation and eliminated risks related to the obligation and assets of the plan. The participants transferred have been accounted in accordance with SFAS No. 88, "Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits . The settlement for the remaining 5 participants was reached on September 30, 2007 (note 24(a)).

The summary of sufficiency of funds and amounts recorded in the U.S. GAAP condensed balance sheet at December 31, 2007 and 2006 and the condensed statement of income for the years ended December 31, 2007, 2006 and 2005 of the TAM pension liabilities to retired beneficiaries, in accordance with SFAS no. 132 “Employer’s Disclosures For Pensions and Post-Retirement Benefits – revised”, is as follows:

	2007	2006	2005

Change in benefit obligation

Net liability of benefits projected at beginning of year	1,419	56,539	57,978

Service cost	18	445	2,784
Interest cost	126	3,080	6,690
Actuarial gain			(6,474)
Gross benefits paid		(1,871)	(2,777)
Effect from changes to plans – curtailment and
partial settlement	(1,563)	(56,774)	(1,662)

Net liability of benefit obligation projected at end of year		1,419	56,539

	2007	2006	2005

Change in fair value of plan assets

At beginning of year	2,098	41,987	36,630

Actual return on assets	215	8,441	6,917
Employer’s contributions	100	241	2,421
Employees’ contributions		195	240
Effects from changes in plans- curtailment and
partial settlement	(2,413)	(46,895)	(1,444)
Gross benefits paid		(1,871)	(2,777)

At end of year		2,098	41,987

		2006	2005

Funded status

Funded status at end of year		679	(14,552)

Unrecognized net actuarial gain			(9,187)
Cost of unrecognized past services			2,805
unrecognized net transition assets			189

Accrued benefit cost		679	(20,745)

The amounts recognized in the balance sheet consist of:
		2006	2005

Accrued benefit cost		679	(20,745)
Additional minimum liability
Intangible assets

Net amount recognized		679	(20,745)

Weighted average assumptions at December 31
Discount rate- %		11.83	11.83
Expected return on plan assets- %		13.72	13.72
Rate of compensation increase- %		7.10	7.10

	2007	2006	2005

Components of net periodic benefit cost
Service cost	18	255	2,553
Interest cost	126	3,080	6,690
Expected return on assets	(215)	(3,228)	(4,934)
Effects from changes in plans- curtailment and partial settlement	1,074	(21,321)	(1,493)
Amortization of transition obligation	(3)	26	81
Amortization of actuarial losses (gains)	20	(236)	173

Net periodic benefit cost	1,020	(21,424)	3,070

The asset allocation for the Company’s pension plans at the end of 2007 and 2006, and the target allocation for 2006, by asset category, follows. The fair value of plan assets for these plans is R$ 2,098 at December 31, 2006. The expected long term rates of return on these plan assets were 13.72% for 2006.

Percentage of assets
Asset category	2006

Equity securities	5
Fixed income	95

Total	100

For reconciliation purposes the following effects were recognized:

Pension expense

	2007	2006	2005

Reversal of pension expense recorded under BR GAAP	100	(16,837)	5,518
Recognition of pension expense under U.S. GAAP	(1,020)	21,424	(3,070)

U.S. GAAP adjustment on net income	(920)	4,587	2,448

Pension liability
	2007	2006	2005

U.S. GAAP opening balance	679	(20,745)	(22,155)
U.S. GAAP pension expense	(1,020)	21,424	(3,070)
Employer's contributions	100	241	2,421
Change in additional minimum liability/SFAS 158	241	(241)	2,231
Change in intangible assets			(172)

U.S. GAAP closing balance		679	(20,745)

Stockholders' equity

2006

Pension liability under Brazilian GAAP
Other comprehensive income under U.S. GAAP	679
Pension liability under U.S. GAAP

U.S. GAAP adjustment on stockholders' equity	679

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

	2007	2006	2005

Net transistion obligation	(6)	6
Prior service cost	(28)	28
Unrecognized loss	275	(275)
Change in additional minimum liability			2,059

Total recognized in other comprehensive income	241	(241)	2,059

(g) Derivative instruments

Under Brazilian GAAP, the Company recorded through December 31, 2006 its financial instruments based on contractual rates, recognized on the accrual basis of accounting. As from January 1, 2007, as discussed in Note 26, the Company changed its criteria for recognizing financial instruments under Brazilian GAAP to fair value market in a manner similar to U.S. GAAP. For purposes of comparison, the Company restated its Brazilian GAAP financial statements of previous periods presented herein.

Under U.S. GAAP, SFAS nº 133, as amended and interpreted, "Accounting for Derivative Instruments and Hedging Activities", requires that the Company recognizes all derivatives as assets or liabilities and measures these instruments at fair market value. Changes in market value are included in the Company’s results of operations. No derivative financial instruments of the Company qualified as hedges.

Through December 31, 2006, for purposes of reconciliation, TAM had recorded an adjustment to reflect the fair market value of derivative instruments under U.S. GAAP. As from January 1, 2007, TAM changed its criteria for recognizing financial instruments under Brazilian GAAP to fair value market in a manner similar to U.S.GAAP, and consequently the GAAP difference is no longer applicable. In addition, as the Company adjusted its Brazilian GAAP for all previous periods presented herein to reflect the fair market value of derivative instruments, adjustment is no longer required for purposes of reconciliation for all periods presented.

(h) Loyalty Program – Incremental cost

The Company sponsors a program of rewards to frequent passengers (Loyalty Program TAM), whose points are accumulated when they use TAM’s flights or flights of partner airlines, as well as when they make purchases using the Loyalty Program TAM credit cards, or use products and services at partner establishments.

Up to December 31, 2005, such amounts were described in Explanatory Note and recorded as incurred. During the quarter ended March 31, 2006 the Company,, changed its accounting practice under Brazilian GAAP and began to accrue a provision for future liabilities relating to the Loyalty Program. For comparison purposes, the Brazilian GAAP financial statements referring to the year ended December 31, 2005 have been adjusted. (Note 20 (h)). Due to the change in the Brazilian GAAP accounting practice, adjustment is no longer required for purposes of reconciliation for all periods presented.

(i) Recognition of revenue – Revenue from partner in the Loyalty Program

Under Brazilian GAAP, revenues related to partnership with Loyalty Program for frequent flyers are recorded when the points are issued to participants.

Under U.S. GAAP, as from 2005, the Company is recognizing revenue earned from selling points into two components. The first component represents the revenue for air transportation sold, which are being valued at current market rate. This revenue is being deferred and recognized over the period the points are expected to be used. The second revenue component, represents the services deemed to have been provided associated with operating the program, which is being recognized when the points are sold.

For purposes of reconciliation, the Company deferred revenues in the amount of R$19,862 in the year ended on December 31, 2007 (2006 - R$15,013, and 2005 – R$15,185). The accrued effect on shareholders' equity as of December 31, 2007 was of R$50,060 (2006 – R$30,198).

(j) Stock options plan

SFAS Statement 123(R) “Share Based Payment”, requires the measuring and recording of the cost of employee services in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). Awards granted with other than market condition, shall be classified as liabilities. That cost will be recognized over the period during which the employee is required to provide the service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. SFAS nº 123R requires entities to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant date fair value and the fair value of each reporting period of employee share options are estimated using the Black-Scholes option-pricing model. SFAS nº 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. As described in further details below, the Company has granted options to certain employees to purchase stock at prices below market. The market value of the options granted will be recognized for U.S. GAAP purposes as expense over the period in which the services are rendered. The fair value of the options classified as liability award will be reassessed each reporting date. Under Brazilian GAAP the stock options do not generate any expense and are recorded as a capital increase only when exercised, in the amount of the exercise price paid.

At the Extraordinary Stockholders' Meeting held on May 16, 2005, the stockholders approved that a maximum of up to 2% of outstanding shares, or 3,011,703 shares, could be used for share options to be granted to employees by the Board of Directors.

Transactions are summarized as follows:

		Weighted-average
	Stock options	exercise price – R$

Outstanding at December 31, 2005	715,255	15.04
Granted	239,750	44.17
Outstanding at December 31, 2006	955,005	22.35
Granted	1,010,311	39.44
Exercised	(21,806)	22.79

Outstanding at December 31, 2007	1,943,510	25.60

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the Company at that time. The options have a contractual term of 7 years.

The options contain a “service condition” as vesting and exercisability of the options depending only on the rendering of a defined period of services by the employee. The dismissed employees have the obligation to satisfy conditions in order to maintain their options right. At each reporting period the fair value of the options granted are remeasured as well as the compensation cost and recognized for the options awarded.

Stock options were granted initially with an exercise price of R$ 14.40, R$ 43.48, R$ 38.36 and R$ 39.67, per share, for the for the 1st, 2nd, 3rd grant and special grant. The exercise price is adjusted by the IGPM (General Price Index), from the award date up to the date of the financial statements.

Under U.S. GAAP, the Company accounts for the Plan in accordance with FASB Statement nº 123(R) “Share Based Payments”. Accordingly, as the option are classified as liability awards, compensation cost has been recognized based on the fair value of the options at each reporting date. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

At December 31, 2007	1st grant	2nd grant	3rd grant	Special grant

Risk-free interest rates	11.25%	11.25%	11.25%	11.25%
Exercise price (adjusted by IGPM)	R$ 16.11	R$ 47.00	R$ 39.67	R$ 39.72
Dividend yield	0.58%	0.58%	0.58%	0.58%
Volatility factors of the market	47.35%	47.35%	47.35%	47.35%
Stock market price	R$ 42.65	R$ 42.65	R$ 42.65	R$ 42.65

At December 31, 2007, the fair value of the stock options granted was R$ 32.45, R$ 20.72, R$ 24.98 and R$ 14.74, respectively, for the 1st, 2nd, 3rd grant and special grant per share resulting in a total fair value of options granted of R$ 22,688, R$ 4,850, R$ 19,396 and R$ 3,390 for the 1st, 2nd, 3rd and special grant.

For U.S. GAAP purposes, the Company recorded expenses of R$ 7,786 for the year ended December 31, 2007 (2006 - R$ 10,168), with a corresponding credit to liabilities. This adjustment has no impact for purposes of deferred income tax and social contribution

			Options outstanding

Range of	Options outstanding	Weighted average	Weighted average exercise
exercise price	at December 31, 2007	remaining contractual life	price

R$ 16.11	699,115	4.50	R$ 15.21
R$ 47.00	234,084	4.42	R$ 44.63
R$ 39.72	230,000	1.75	R$ 39.04
R$ 39.67	780,311	5.42	R$ 39.67

R$ 16.11– R$ 47.00	1,943,510		R$ 25.60

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(k) Maintenance

Under Brazilian GAAP, through December 31, 2005 the Company recorded maintenance expenses as incurred. As from January 1, 2006, in accordance with Technical Interpretation of Ibracon 01/2006, the Company changed its accounting policy under Brazilian GAAP to the built-in overhaul method for owned engines and engines under capital lease arrangements. In aircraft under operating lease, the Company continues to expense maintenance as incurred.
Under U.S. GAAP, the Company records maintenance expenses as incurred.

For reconciliation purposes, the Company reversed the effects caused by the change in accounting policy under Brazilian GAAP in 2006. Accordingly, capitalized maintenance costs amounting to R$ 15,445 and the depreciation expenses recorded amounting to R$ 6,752 was reversed from stockholders’ equity at December 31,2006.

For reconciliation purposes, the Company for the year ended December 31, 2007 reversed depreciation expenses amounted to R$ (3,896) (2006 – R$ 6,752). The accumulated effect on stockholders´ equity at December 31, 2007 amounted to R$ (12,588) (2006 – R$ (8,693)).

(l) Earnings per share

Under Brazilian GAAP, net income (loss) per share is calculated on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares because, generally, this is the minimum number of shares that can be traded on the Brazilian stock exchanges. The 10% premium to which preferred stockholders were entitled until May 16, 2005 on distributed earnings is not allocated in calculating EPS under Brazilian GAAP.

Under U.S. GAAP, since the preferred and common stockholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No. 128, "Earnings per Share", which provides computation, presentation and disclosure requirements for earnings per share.

The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings. Basic earnings per common share is computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the period, including up to May 16, 2005, the 10% premium allocated to preferred stockholders. Earnings may be capitalized used to absorb losses or otherwise appropriated; consequently, such earnings would no longer be available to be paid as dividends. Therefore, no assurance can be made that preferred stockholders will receive distributed earnings.

As from May 16, 2005 the preferred shares receive the same dividends as common shares and no longer have the previous preferred share right to a dividend 10% higher than that distributed to common stockholders. In compensation current preferred shares have the right to vote in stockholders' meetings on limited matters and the right to receive the same price paid to common stockholders in the event of transfer of the Company's control. The earnings per share information for the years ended December 31, 2005 reflects a proportionate profit allocation based on the period the previous preferred shares were in existence and the balance of the profits are allocated to the current preferred shares:

			2007

	Common	Preferred
	share	share	Total

Basic and diluted numerator
Undistributed earnings allocation	186,092	282,516	468,608

Total undistributed earnings	186,092	282,516	468,608

Weighted average number of outstanding shares
Basic (thousands)	59,792	90,773

Diluted (thousands)	59,971	91,045

Basic and diluted earnings per thousand shares
Basic (whole reais) – R$	3.11	3.11

Effects of dilution of stock options	(0.01)	(0.01)

Diluted - (whole reais) – R$	3.10	3.10

			2006

	Common	Preferred
	share	share	Total

Basic and diluted numerator
Undistributed earnings allocation	324,072	484,687	808,759

Total undistributed earnings	324,072	484,687	808,759

Weighted average number of outstanding shares -
basic and diluted (thousands)	59,794	89,429

Basic and diluted earnings per thousand shares (whole reais) – R$	5.42	5.42

				2005

		Preferred	Preferred
	Common	share	share
	share	current	previous	Total

Basic and diluted numerator
10% premium to preferred stockholders			7,749	7,749
Undistributed earnings allocation	187,086	154,195	77,495	418,776

Total undistributed earnings	187,086	154,195	85,244	426,525

Weighted average number of outstanding shares -
Basic and diluted (thousands)	59,816	81,331	62,913

Basic and diluted earnings per thousand shares – (whole reais)
– R$	3.13	1.90	1.35

The amount of stock option outstanding at December 31, 2007, 2006 and 2005 that were not included in the diluted earning per share because they would have been antidilutive were 239,750; 955,005 and 715,255 respectively.

(m) Comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not recognized.

Under U.S. GAAP, SFAS nº 130, "Reporting Comprehensive Income", requires the disclosure of comprehensive income. Comprehensive income is comprised of net income/loss and "other comprehensive income" that include charges or credits directly to equity which are not the result of transactions with owners. In the case of TAM, components of comprehensive income are its net income or loss, changes in additional minimum pension liability (SFAS nº 158) and cumulative translation adjustments (Note 29 (q) (iii)).

(n) Deferred income tax and social contribution

Under Brazilian GAAP, deferred income tax recorded in assets represents the estimated amount to be recovered.

Under U.S. GAAP, deferred taxes on all temporary tax differences are accrued. Deferred tax assets and liabilities are classified as current or long term, according to the classification of the asset or liability that originates the temporary difference. Deferred income tax assets and liabilities in the same tax jurisdiction are offset among themselves and are not presented at the net value.

In addition, for the purpose of reconciliation to U.S. GAAP, the benefits (expenses) of income tax related to U.S. GAAP adjustments were recognized.

Together, these adjustments amounted to R$ (165,053) for the year ended December 31, 2007 (2006 - R$ (105,879) e 2005 – R$ (140,874)), respectively in the statements of operations. The aggregate net deferred tax asset reflected in the stockholder's equity at December 31, 2007 was R$ (294,306) (2006 – R$ (129,253)). The valuation allowance was primarily related to state net operating loss carryforwards that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realizes

On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation nº 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). This interpretation prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties.

As a result of the adoption of this interpretation, there has been no impact on the Company’s financials statements. The company has no unrecognized tax benefit.

The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. The Company’s income tax returns, tax and accounting records are subject to review by tax authorities from 2003 through 2007.

TAM Mercosur, as prescribed by the legislation of its country of origin is subject to income tax directly on gross sales and carrying value are recognizing in the financial statements.

(o) Dividends and interest on capital

Under Brazilian GAAP, the Company recorded the amount of $ 72,093 as dividends and interest on net equity to be paid to its stockholders.

For U.S. GAAP purpose, the amount of $ 40,564 relating to the amounts accrued in excess of the minimum mandatory dividend have been reversed for reconciliation purposes. .

(p) Classification of statement of operations line items

Under Brazilian GAAP, the classification of certain income and expense items is presented differently from U.S. GAAP. The consolidated statement of operations under Brazilian GAAP has therefore been reclassified to present a condensed consolidated statement of operations in accordance with U.S. GAAP (Note 29 (r)), the reclassifications, other than those disclosed above, are summarized as follows:

  Interest income and expense and other financial charges reported within operating income in the statement of operations presented under Brazilian GAAP have been reclassified to non-operating income (expenses) in the condensed consolidated statement of operations in accordance with U.S. GAAP.

  Under Brazilian GAAP, gains and losses on the disposal of property, plant and equipment and investments or impairment of fixed assets are classified as non-operating income (expense) while under U.S. GAAP they are classified as an adjustment to operating income.

  The net income (loss) differences between Brazilian GAAP and U.S. GAAP, as detailed in the reconciliation (Note 29 (q) (i)), were incorporated in the statement of operations in accordance with U.S. GAAP.

  Cost of services rendered and operating income (expenses) under U.S. GAAP have been presented by type of expense, following disclosure standards used by the airline industry.

(q) Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from U.S. GAAP. The Company recast the consolidated balance sheet prepared in accordance with BR GAAP to present a condensed consolidated balance sheet in accordance with U.S. GAAP (Note 29 (r)). The reclassifications, other than those disclosed above, are summarized as follows:

  Under BR GAAP, according to Normas e Procedimentos de Contabilidade nº 20 - "Demonstração dos Fluxos de Caixa" cash and cash equivalents consist principally of highly liquid cash deposits and marketable securities, but there is no requirement that there is insignificant potential changes in value because of interest rate change nor is there a maximum 90 day original period to maturity.

  Under U.S. GAAP, the Company's funds are considered to be subject to potential change in value due to changes in interest rates or have underlying securities with original maturities greater than 90 days. Therefore, under U.S. GAAP, such multi market funds were classified under marketable securities (trading) in the balance sheet.

  Under U.S. GAAP, certain deferred charges, which are not pre-operating expenses, were reclassified to property, plant and equipment, according to their nature.

  Under BR GAAP, deferred income taxes are not netted and assets are presented separately from liabilities. For U.S. GAAP purposes, deferred tax assets and liabilities are netted and classified as current or non-current based on the classification of the underlying temporary difference.

The cost of public equity offering under U.S. GAAP was reclassified to Capital in the stockholder’s equity for the year ended December 31, 2006 in the amount of R$ 8,444 (2005 – R$ 19,465).

(r) Reconciliation of the differences between BR GAAP and U.S. GAAP

i. Net income

	Note 29	2007	2006	2005

			(Note 20 (h))	(Note 20 (h))

Net income under Brazilian GAAP		128,896	611,750	121,955

Reversal of revaluation depreciation	(c) (i)	3,665	4,246	3,852
Lease contracts
Depreciation of capitalized finance lease	(c) (ii)	(173,127)	(133,942)	(127,810)
Foreign exchange variation on finance lease	(c) (ii)	417,444	226,879	329,638
Interest expense on finance lease	(c) (ii)	(132,626)	(151,928)	(139,876)
Result on the aircraft return	(c) (ii)		(4,023)	(4,499)
Reversal of operating lease expense	(c) (ii)	385,602	337,774	327,543

Total lease contracts		497,293	274,760	384,996

Amortization of gain on sale-leaseback
transactions, net	(c)(iv)	32,085	33,834	39,759
Depreciation of additional indexation of
permanent assets for 1996 and 1997	(b)	(68)	(88)	(102)
Reversal of goodwill amortization	(e) (i)	717	717	1,341
Common control – Mercosur	(e) (ii)	3,537	(5,183)	8,870
Pension plan	(f)	(920)	4,587	2,448
Maintenance	(k)	(3,896)	6,752
Revenue recognition on
Loyalty Program partnership	(i)	(19,862)	(15,013)	(15,185)
Stock option plan	(j)	(7,786)	(10,168)
Public equity offering	(p)		8,444	19,465
Deferred income tax and social contribution
on adjustments above	(n)	(165,053)	(105,879)	(140,874)

Net income under U.S. GAAP		468,608	808,759	426,525

ii. Stockholders’ equity

	Note 29	2007	2006

			(Note 20 (h))

Stockholders’ equity as reported under Brazilian GAAP		1,491,657	1,443,432

Additional indexation of permanent assets for 1996 and 1997, net of depreciation	(b)		68
Reversal of revaluation, net	(c) (i)	(135,134)	(147,874)
Lease contracts	(c) (ii)	1,102,745	605,454
Deferral of gain on sale-leaseback transaction	(c) (iv)	(179,526)	(211,611)
Reversal of goodwill amortization	(e) (i)	9,680	8,963
Business combination (Mercosur)	(e) (ii)	11,828	11,828
Pension plan	(f)		679
Revenue recognition on Loyalty Program partnerships	(i)	(50,060)	(30,198)
Stock options program	(j)	(17,349)	(10,168)
Maintenance	(k)	(12,588)	(8,693)
Deferred income tax and social contribution on adjustments above	(n)	(294,306)	(129,253)
Minority interest on adjustments above		(729)	(729)
Reversal interest on own capital	(o)	40,564

Stockholders’ equity as reported under U.S. GAAP		1,966,782	1,531,898

(s) Condensed consolidated financial statements under U.S. GAAP

Based on the reconciliation items and description above, the condensed consolidated balance sheet, condensed consolidated statement of operations and condensed statement of changes in stockholders’ equity of TAM and condensed consolidated statement of cash flow, under U.S. GAAP, were presented as follows:

i. Consolidated balance sheets under U.S. GAAP:

Assets	2007	2006

Current assets
Cash and cash equivalents	466,538	299,507
Marketable securities	2,140,339	2,153,471
Customers accounts receivable (net of allowance for doubtful
accounts – R$ 50,240 and R$ 38,387, respectively)	937,928	780,972
Inventories	162,471	113,875
Taxes recoverable	87,017	67,345
Advances to aircraft manufacturers	864,440	221,793
Deferred income tax and social contribution	31,874	25,425
Prepaid expenses	151,372	88,138
Aircraft Insurance and other	44,515	29,189
Other	137,071	72,765

	5,023,565	3,852,480

Long-term assets
Deposits in guarantee	161,488	144,444
Judicial deposits	75,017	55,577
Advances to aircraft manufacturers	105,115	130,915
Advances for aircraft maintenance	119,633	46,596
Other	53,541	26,346

	514,794	403,878

Investments
Goodwill	9,680	9,680
Other investments	70	70
Property, plant and equipment	4,414,070	3,391,292
Intangible	13,156

	4,436,976	3,401,042

Total assets	9,975,335	7,657,400

Liabilities and stockholders’ equity	2007	2006

Current liabilities
Suppliers	426,856	346,817
Short-term debt, including current portion of long-term debt	881,148	221,908
Obligations under finance lease and lease payable	330,231	335,254
Debentures	32,159	60,588
Senior notes	7,076
Return of Fokker 100 fleet	11,501	11,813
Salaries and payroll charges	236,708	194,128
Advance ticket sales	791,546	759,210
Loyalty Program - TAM	20,614	19,039
Taxes and tariffs payable	59,051	63,783
Deferred gain on sale-leaseback	32,085	32,085
Provision for income tax and social contribution	20,079	1,993
Interest on own capital and dividends payable	32,052	137,269
Other	178,855	179,557

	3,059,961	2,363,444

Long-term liabilities
Long-term debt	219,190	230,864
Obligation under financial lease	2,515,907	2,033,771
Debentures	500,000	508,076
Senior notes	531,390
Return of Fokker 100 fleet	41,523	62,806
Deferred income tax and social contribution	92,815	9,284
Provision for contingencies	844,713	722,761
Deferred gain on sale-leaseback	147,441	179,526
Other	52,984	12,226

	4,945,963	3,759,314

Minority interest	2,629	2,744

Stockholders’ equity	1,966,782	1,531,898

Total liabilities and stockholders’ equity	9,975,335	7,657,400

(ii) Consolidated statement of operations under U.S. GAAP

	2007	2006	2005

Net operating revenue	8,131,312	7,329,637	5,633,580

Operating expenses
Personnel	1,308,011	878,179	666,243
Fuel	2,536,398	2,129,856	1,694,980
Aircraft and flight equipment lease	495,198	381,024	299,819
Selling and marketing	975,149	875,254	854,602
Landing, take-off and navigational tariffs	421,021	314,977	233,010
Depreciation and amortization	276,236	222,555	206,215
Maintenance (except personnel)	476,830	387,972	356,322
Services rendered by third parties	547,868	530,994	356,416
Aircraft insurance	33,560	35,077	39,644
Other	643,614	483,201	314,432

	(7,713,885)	(6,239,089)	(5,021,683)

Operating income	417,427	1,090,548	611,897

Financial income (expenses), net	260,308	151,911	32,345

Income before income tax and social contribution	677,735	1,242,459	644,242

And minority interest

Income tax and social contribution	(208,950)	(432,964)	(217,602)

Income before minority interest	468,785	809,495	426,640

Minority interest	(177)	(736)	(115)

Net income for the year	468,608	808,759	426,525

(iii) Condensed statement of stockholders’ equity movement under U.S. GAAP

		2007			2006			2005

	Accumulated			Accumulated			Accumulated
	other	Other		other			other
	comprehensive	equity	Total	comprehensive	Other equity	Total	comprehensive	Other equity
	income	accounts	equity	income	accounts	equity	income	accounts	Total equity

At beginning of the year	(1,869)	1,533,767	1,531,898	(6,811)	626,962	620,151		(164,040)	(164,040)

Adoption of SFAS 158	241		241	(241)		(241)
Net income		468,608	468,608		808,759	808,759		426,525	426,525
Changes in minimum pension liability							2,059		2,059
Cumulative translation adjustment	(3,537)		(3,537)	5,183		5,183	(8,870)		(8,870)

Total comprehensive income			465,312			813,701			419,714

Capital increase		497	497		34,316	34,316		33,160	33,160
Share issuance cost					(8,444)	(8,444)		(19,465)	(19,465)
Dividends and interest on own capital		(31,529)	(31,529)		(166,674)	(166,674)
Premium on subscription of shares					238,848	238,848		350,782	350,782
Paid in Capital – Stock Options		604	604

At end of the year	(5,165)	1,971,947	1,966,782	(1,869)	1,533,767	1,531,898	(6,811)	626,962	620,151

(iv) Consolidated statement of cash flow under U.S. GAAP

	2007	2006	2005

Cash flows from operating activities

Net income for the year	468,608	808,759	426,525

Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	277,639	223,084	207,380
Deferred income tax and social contribution	69,995	163,318	64,041
Provision for contingencies	65,729	68,660	204,588
Loss on disposal long lived assets	48,542	21,535	12,418
Indexation charges and exchange variations, net	(395,250)	(196,344)	(244,456)
Minority interest	177	736	116
Other provisions	89,642	13,312	(46,393)

(Increase) decrease in assets
Short term investments	13.132	(1,250,954)	(691,576)
Customer accounts receivable	(184,347)	(30,045)	(205,586)
Inventories	(90,822)	(7,738)	(10,470)
Taxes recoverable	(19,672)	(24,310)	(16,192)
Prepaid expenses	(63,234)	2,686	(42,631)
Deferred income tax and social contribution	3,441	23,593	42,311
Judicial deposits	(19,440)	270	(8,172)
Advances for aircraft maintenance	(92,667)	(46,596)
Other receivables	(71,116)	(65,566)	(4,617)

Increase (decrease) in liabilities
Suppliers	80,039	64,769	17,832
Salaries and payroll charges	42,580	60,080	12,944
Advance ticket sales	32,336	201,563	190,312
Taxes and tariffs payable	(4,732)	(25,080)	(14,189)
Operating leases	(175,672)	(137,169)	(168,853)
Income tax and social contribution payable	18,086	28,627	24,001
Other	(26,045)	(51,123)	20,133

Net cash provided by operating activities	66,949	(153,933)	(230,534)

Cash flows from investing activities

Acquisition of property, plant and equipment	(168,004)	(136,136)	(109,543)
Increase Intangible	(13,156)
Deposits in guarantee	(44,372)	(31,861)	(9,991)
Advances to aircraft manufactures
Reimbursement	401,977	58,689
Payments	(451,456)	(306,568)	(71,910)

Net cash provided by (used in) investing activities	(275,011)	(415,876)	(191,444)

	2007	2006	2005

Cash flows from financing activities

Capital increase	497	273,164	383,942
Dividends paid	(137,629)	(29,045)
Term loan and financing
Issuance	638,105	1,248,331	626,819
Repayments	(459,629)	(964,858)	(368,886)
Finance lease:
Issuance
Repayments	(253,374)	(244,667)	(194,421)
Debentures:
Issuance		508,486
Repayments	(19,957)	(15,030)	(18,461)
Senior notes:
Issuance	607,080
Repayments

Net cash provided by financing activities	375,093	776,381	428,993

Increase (decrease) in cash and banks and financial investments	167,031	206,572	7,015

Cash and cash equivalents at the end of the year	466,538	299,507	92,935
Cash and cash equivalents at the beginning of the year	299,507	92,935	85,920

Change in cash and cash equivalents	167,031	206,572	7,015

Supplemental disclosure of cash flow information

Interest paid (including R$ 132,228, R$ 93,107 and R$ 133,122 of interest paid on finance lease under US GAAP for 2007, 2006
and 2005, respectively).	279,417	134,246	155,065

Non cash investing and financing activities - acquisition of
aircrafts under finance lease	1,262,133		330,068

Income taxes paid	65,528	226,278	70,629

(s) Business segments

Under BR GAAP, no separate segment reporting is required.

Under U.S. GAAP, SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly for assessing segment performance and allocating resources to segments. Measures of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which revenues or assets are generated and major customers.

SFAS 131 requires that segment data be presented in the U.S. GAAP financial statements in accordance with the internal information that is used by management for operating decision making, including allocation of resources among segments, and segment performance. This information results from the statutory accounting records kept under BR GAAP. The Company considers that it has only one reportable segment.

(t) Additional disclosure – Advertising and publicity expenses

Advertising and publicity expenses totaled R$ 67,114 for the year ended December 31, 2007 (2006 – R$ 46,495 and 2005 – R$ 58,705), respectively, and are being classified as selling and marketing expenses.

(u) Recently issued accounting pronouncements

In September 2006, the FASB issued FAS 157, “Fair Value Measurement”, which clarifies and set up a framework for measuring fair value and expands disclosure about fair value measurement. The Company is currently evaluating the impact that the application of this new standard will have on its financial statements, as of January 1, 2008.

In February, 2007, the FASB issued FAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities" including an amendment of FASB Statement 115 "Accounting for Certain Investments in Debt and Equity Securities", which permits the Company to choose to measure many financial instruments and certain other items at fair value. The Company is currently evaluating the impact that the application of this new standard will have on its financial statements, as of January 1, 2008.

As of December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS 141R “Business Combinations,” revised which replaces FASB Statement 141, “Commercial Combination.” This Statement retains the fundamental requirements in Statement 141 that the purchase method is used for all business combinations. This Statement applies to all business combinations for which the acquisition date is on or after the first annual reporting period starting as of or after December 15, 2008. The effective date of this Statement is the same as that of FASB Statement 160, “Noncontrolling Interests in Consolidated Financial Statements.”

As of December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB 51,” which states that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity which shall be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited.. This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.